AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 2002

REGISTRATION NO. 24-4322

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT 8 TO

FORM 1-A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EMPIRE TELESYSTEMS, INC.
(Exact name of registrant as specified in its charter)

NEW YORK	4813	04-3693011
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

P.O. BOX 852
WAPPINGERS FALLS, NEW YORK 12590
(845) 462-1815
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

JOSEPH PAOLONI, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER
JOSEPH RUGGIERO, PRESIDENT, CHIEF OPERATING OFFICER
EMPIRE TELESYSTEMS, INC.
P.O. BOX 852
WAPPINGERS FALLS, NEW YORK 12590
(845) 462-1815

(Name, address, including zip code, and telephone number, including area code, of agent for service)

PLEASE INCLUDE A COPY OF ALL COMMUNICATIONS TO:
JOSEPH RUGGIERO
26 DOYLE DRIVE
WAPPINGERS FALLS, NY 12590
(845) 297-3982

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If this Form is a posteffective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

This offering statement shall only be qualified upon order of the Commission unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Registration A.

++

+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.+
+A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.+
LIMITED STATE REGISTRATION –THE COMPANY'S SECURITIES ARE REGISTERED FOR SALES OR QUALIFIED IN NEW YORK STATE, EFFECTIVE DATE AUGUST 4, 2000. THE COMPANY PLANS TO REGISTER SECURITIES FOR SALE IN COLORADO AT THE TIME OF FILING THIS DOCUMENT. THE PURCHASERS IN THIS OFFERING AND IN ANY SUBSEQUENT TRADING MARKET MUST BE RESIDENTS OF NEW YORK AND COLORADO. COLORADO PURCHASERS WILL BE FOUND BY WAY OF ACE-NET AND DIRECT. THE COMPANY WILL NOT ACCEPT NEW YORK PURCHASERS THROUGH ACE-NET ONLY THROUGH DIRECT SALES.

SUBJECT TO COMPLETION, 12 MONTHS FROM QUALIFICATION

ITEM 1
Issuer's officers are Joseph Ruggiero and Joseph Paoloni 100% owners (49% owner and 51% owner, respectively). Address stated above.
This is a self-underwriting. Counsel has yet to be retained. There are no affiliates to the issuer or promoters of the issuer. The issuer has no general partners or directors.
ITEM 2
NO Persons identified in response to Item 1 are subject to any disqualification provisions set forth in rule 262.
ITEM 3
The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.
ITEM 4
The jurisdiction in which the securities are to be offered by Ruggiero and Paoloni are NEW YORK STATE and COLORADO. To date 'The Company' has only registered securities in NEW YORK STATE; and, filed in COLORADO as of the date of this filing. The Company plans to sell direct in NEW YORK STATE. The Company plans to sell by way of the ACE-Net Entrepreneur page in COLORADO and direct. The Company will NOT use the Model Accredited Investor Exemption (MAIE) because the Regulation A includes information that goes beyond the general announcement information required for MAIE. As a result, the Company may sell to anyone, not just angel investors. The company will seek funds from investors in NEW YORK though direct sales; but will NOT seek funds from investors in NEW YORK by way of the ACE-Net Entrepreneur page. Exhibit 8 lists the states that have adopted the Model Accredited Investor Exemption (MAIE). As of this filing we DO NOT intend to sell and qualify using MAIE. After effectiveness 'the Company' may register for sale in other states or rely on exemption upon qualification. In this event, we will keep investors apprised and modify this document to reflect the changes by way of a sticker or amendment.
ITEM 5
There have been no unregistered securities SOLD.
ITEM 6
There is NO arrangement known to the issuer or to any person named in item 1 above or to any selling security holder in the offering covered by this Form 1A for the purpose of limiting or restricting the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any of the securities to be offered; and, for withholding commissions, or hold each underwriter or dealer responsible for the distribution of its participation.
ITEM 7
This is a self-underwriting. Shares will be sold by the co-chairmen Joseph Paoloni and Joseph Ruggiero.
ITEM 8
A publication authorized by rule 254 was NOT used prior to the filing of this notification.

The date of this Prospectus is July 22, 2002.

SUBJECT TO COMPLETION, 12 MONTHS FROM QUALIFICATION
1,000,000 SHARES OF COMMON STOCK
EMPIRE TELESYSTEMS, INC.
CLASS A COMMON STOCK
(PAR VALUE $0.01 PER SHARE)

Empire Telesystems, Inc., a New York corporation (the "Company") is offering a 1,000,000 shares ("Shares") of the Company's Common Stock ("Common Stock") at $5.00 per share. Total proceeds if sold are $5,000,000. The length of the offering will continue to a date 12 months from qualification. The offering period may be extended for an addition 60 days. Investors will be informed of any extension by registered letter. This is a "best efforts all or none" offering and the minimum number of shares that may be purchased by an individual is 1,000 shares. The Company has two classes of common stock. Shares of Class A Common Stock and Class B Common Stock are substantially identical, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. Immediately following the consummation of the Offerings, the holders of the Class B Common Stock will have approximately 95% of the combined voting power of the outstanding Class A Common Stock and Class B Common Stock. See "Description of Capital Stock." **SEE "RISK FACTORS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.**
Prior to the Offering there has been no public market for the Common Stock (hereafter referred to as the "Securities"), and there can be no assurance that such a market will develop after the effectiveness of the Offering. The Company may negotiate with prospective underwriters who may or may not become market makers in the Securities, but no additional market makers for the Securities have been specifically identified at this time. The 'Company' may use a commissioned selling agent in this offering at approximately 5% commission. There is NO other compensation to selling agents. There is NO finder's fee or similar payment to any person. There have been no executed escrow contracts. There will be an escrow of proceeds until the entire offering is sold. If the entire offering is NOT sold within the prescribed time frame, all funds will be released from the escrow account and promptly returned to the investor without interest. The offering is NOT limited to members of a special group. This company has never conducted operations. This offering is registered for offering and sale in New York State as has been registered or qualified in New York effective 8/4/01. This offering is in the process of being registered for sale in Colorado. Any resale cannot be to a resident of a state where the securities are not registered. (See 'Subscription Agreement' E-2)

Additionally, the jurisdiction in which the securities are to be offered by Ruggiero and Paoloni are NEW YORK STATE and COLORADO. To date 'The Company' has only registered securities in NEW YORK STATE; and, filed in COLORADO as of the date of this filing. The Company plans to sell direct in NEW YORK STATE. The Company plans to sell by way of the ACE-Net Entrepreneur page in COLORADO and direct. The Company will NOT use the Model Accredited Investor Exemption (MAIE) because the Regulation A includes information that goes beyond the general announcement information required for MAIE. As a result, the Company may sell to anyone, not just angel investors. The company will seek funds from investors in NEW YORK though direct sales; but will NOT seek funds from investors in NEW YORK by way of the ACE-Net Entrepreneur page. Exhibit 8 lists the states that have adopted the Model Accredited Investor Exemption (MAIE). As of this filing we DO NOT intend to sell and qualify using MAIE. After effectiveness 'the Company' may register for sale in other states or rely on exemption upon qualification. In this event, we will keep investors apprised and modify this document to reflect the changes by way of a sticker or amendment.

INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. **THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.** THE U.S. SECURITIES AND EXCHANGE COMMISION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. For a description of certain terms used in this Prospectus, see the Glossary attached to this Prospectus as Appendix A. Unless the context otherwise requires, references in this Prospectus (i) to the "Company" or "Empire" mean EMPIRE TELESYSTEMS, Inc. As described more fully herein, the Company will design, construct, manage and operate telecommunication networks. And it is through these networks that the Company provides telephone telecommunications services, satellite television, and high speed Internet service to residential communities currently not being serviced by fiber optic networks.

THE COMPANY

Empire Telesystems will construct a fiber optic network directly to the customer's home. The fiber service will provide a broadband solution to meet the consumer's telecommunication needs such as telephony, Internet service provider, and satellite television.

The fiber optic technology that will be used will be a newly developed patented hybridfiber optic carrier system that will allow fiber service directly into the home. The technology currently used by regional bell companies or local cable operators in the field, converts optic to electric signal in a remote terminal and delivers the finalsignal to the customer via a twisted pair or a coaxial cable. Empire Telesystems will bring the "central office" directly into the customer's home via the new fiber to home service. Consumers will plug their telephones, computers, and televisions into the fiber network access box located in their home to gain access to unprecedented bandwidth and provide high quality video telecommunications through the television and unprecedented high-speed Internet service.

The hybrid system will allow Empire Telesystems to deliver high bandwidth signal to a node that will feed a larger customer service area, at that point the high bandwidth signal would be muxed to an individual feeder card serving the individual customer on a direct fiber. Traditionally, the higher muxed signal would have been stepped down to serve the individually via a copper facility.

Types of services and technologies
1) Telephone service - today's telephone company offers a wide range of "additional" services that nickel and dime consumers to a point where very popular features such as call waiting, caller id, call forwarding, & voice mail incur costs in excess of $50 excluding monthly telephone service charge, and long distance calls. Empire Telesystems recognizes that with technology changing so rapidly that the traditional telephone will eventually disappear from the home. We believe that eventually, homes of the future will have one communication center (piece of equipment) that will handle all telecommunication needs. New equipment will be universal to all types of telecommunications and services. Empire Telesystems will offer "special features" that existing telephone companies provide as extra features, as part of the basic service for one flat rate. Eventually, ET customers will realize that these special features should be a "minimum standard" in a telephone system as seat belts and radios became a standard in cars. Empire Telesystems will provide access to all long distance companies for their own choice as well as offering Empire Telesystems Long Distance. ET Long Distance will be developed as our network expands to new markets because ET will inter-connect all of its central offices. Once ET builds its own interconnected network between designated regions, ET can then offer to its customers a "flat rate" for long distance between those regions. This will change the face of how consumers will view long distance. Families that traditionally only talk to each other on weekends because it was cost prohibitive, will enjoy the liberty of staying in constant touch because the customer will not be charged for each call that they make using ET. Additionally as discussed later, ET will coordinate the functionality of its services to provide additional benefits such as videophone service to inter-connected customers.

2) Cable TV - Empire Telesystems will offer ALL the broadcast and cable network channels including 'Pay Per View' available to all consumers for the same one flat rate. Non specific cable packages reduces costs by eliminating the need for supplying special boxes and remotes along with the staff to hook-up, bill, and provide customer service. ET's awesome bandwidth can provide this type of service to consumers at high quality, high definition viewing. Most modern cablecompanies' basic service can run as low as $20 a month to the special packages that can climb as high as $70 a month for television alone. Today's consumer is exploited by cable companies charging for additional channels despite the fact that it does notcost anything extra to provide those additional channels. Again ET wants to express to consumers that these "special features" should be standard in a modern cable company and should not cost anything more. Going beyond a standard Cable System – Empire Telesystems will provide interactive cable services that most modern cable companies do not provide today. ET will use technology similar to a well respected product in the industry, Phillips TiVo, that will allow ET customers to be able to download any television program that was aired (up to two to three weeks ago) and replay it into their home. Empire Telesystems will have banks of TiVO type

equipment in their central office where customers can download from and retrieve programs that they may have missed. Besides having memory banks of equipment for the viewing of past shows, Empire Technology will have banks of CD players (DVD) with all the latest movie releases that could be available in any local video store. This will revolutionize payper-view. Today's cable company will broadcast one or two movies a day on certain channels and customers can call into their cable company and have that movie air on its cable channels at their home. Empire Telesystems allows the customer to select the movie from an archive of movies, have it downloaded to the customer, and the customer plays it at their pleasure (even having the ability to fast forward, rewind, or pause the movie as if it were on a VCR). Customers will never have to leave their home to rent a movie again.

3) Internet Service Provider ISP - Empire Telesystems will provide their customers with unprecedented high speed Internet service all-inclusive in its one flat rate. ET will develop its own ISP over fiber optic networks 1,000 times faster than dial-up networking. Consumers will have easy access to the use of the Internet and search engines; but for the first time, customers will be using the Internet with unprecedented speeds that normally users cannot get using dial-up, DSL, ISDN, or T1. Many customers prefer the use of their computers at their place of employment to access the Internet over T1 due to the quick access speeds on the T1 fed proxy servers. ET's fiber network will be 10 times that speed. Under the dial-up system, if consumers do not have a separate telephone line in their home, using the Internet can tie the family phone up for hours. This will not be the case when they are on the Internet with ET. Each time an ET customer goes on the internet, a separate temporary high speed data line is established electronically between the customer's home and the ET central office to allow the user a high speed exclusive internet data line while not tying up the traditional phone line in the house. For the first time, consumers will have the use of high-speed data lines in their home 10 times faster than data lines found in the average workplace and eliminating the cost of having 56kb line, ISDN, DSL or T1 line brought to the home by the local phone company.

In addition to owning the fiber networks, Empire Telesystems can bundle all three of their major services for a monthly flat rate lower than what the traditional competition (telephone company, cable, and ISP) would charge collectively. Additionally, ET can coordinate the functionality of the three services to provide additional benefits such as videophone service. The current status and short-term outlook for the implementation of improved Internet service for the target market area is equivalent to not having Internet service at all. Basic Internet features are available through at best 28.8K lines in the area with no plans by the local telecommunications companies to upgrade. Strategic plans of competition is to target the lower cost, high density communities referred to as south of 57th street to maximize returns. The high profitability profile of this industry segment (See "Financial Statements") is such that with ET's experienced management team in operational excellence, ET clearly expects to succeed as a cost leader, partnering with the needs of the community whose product offering couples old-fashioned service with modern technology at an affordable price.

The strategy also includes forward and backward integration. None of the Company's networks will be developed by partnering with a cable operator or developed by partnering with a utility provider with operations in that region. This approach will allow Empire to rapidly service the needs of customers in providing a uniform solution to electronic needs. While the construction of high-capacity networks which generally have broader coverage of its markets than those of other CLECs will be at a moderate rate, Empire's primary source of cash flow is optimized by providing a one stop shop over the most sophisticated network known today. The Company believes that the breadth of its networks will allow it to originate and terminate a significant proportion of its customers' local telephone calls over its own network, instead of relying on the network of the incumbent local exchange carrier ("LEC").

The Company offers a broad array of integrated, high quality voice, video and enhanced data communications services to end users in the target market, i.e. suburban residents. The Company believes the design and breadth of its networks is a key competitive advantage in attracting customers. As customers seek to offer their customers an integrated switched local and long distance service offering, ET will provide its customer, access to all Long Distance companies, i.e. AT&T, Sprint, etc. ET will interconnect its entire network for the purpose of further reducing long distance costs to its customers. It is not the intention of ET to re-sell its long distance network to other long distance carriers, and the focus will remain as a residential network.

The Company plans to offer switched services, including customer dial tone. According to industry data, revenues from switched services, including local dial tone, represented 80% of local telecommunications revenues in the United States in 2000. These services, along with the long distance services, enable the Company to provide an integrated telecommunications service offering to network customers that is more reliable, has a superior level of service and is priced lower relative to that of the incumbent LEC in the market.

The Company intends to build the network and expand into new geographic markets through the Company's continued construction of new networks.

The Company believes the passage of the Telecommunications Act of 1996 (the "Telecommunications Act") on February 8,

1996 has substantially expanded the market opportunities for the Company and its networks. Based upon data compiled by the Federal Communications Commission (the "FCC"), the Company believes that the passage of the Telecommunications Act increased the potential market for CLECs to approximately $97.1 billion annually due to the opening of the market for all switched services which will permit CLECs to offer a full range of local telecommunications services including local dial tone, local calls, customer calling features and intraLATA toll services for both businesses and residential customers. The Telecommunications Act provides for the removal of legal barriers to entering the local exchange telecommunications market and directs the incumbent LECs to negotiate with CLECs to resolve network and competitive issues such as interconnection of CLEC and incumbent LEC networks, reciprocal compensation for termination of calls originating on a competing network, telephone number portability, access to rights-of-way and the unbundling of network services. The Telecommunications Act may provide an incentive for incumbent LECs to cooperate with local facilities-based competitors, such as the Company, on interconnection issues because the existence of an interconnection agreement with a facilities-based competitor is a prerequisite for incumbent LEC entry into the long distance market unless no such facilities-based competitor has requested access and interconnection in accordance with the terms of the Telecommunications Act. In the markets where the Company's networks will operate, the Company believes it has an addressable market of approximately $1.2 billion in the southern tier of New York; and, $288 million annually in the Southern Dutchess area alone, substantially all of which is currently provided by the incumbent LECs. This addressable market estimate does not include the market for enhanced data services or the market for interLATA toll, which the Company has the ability to enter at its option.

COMPANY STRATEGY

The southern tier of New York, like most suburban and rural residential communities have been neglected by companies in the explosion of fiber optics telecommunications. Research has demonstrated that consumers in these areas are over charged and have the poorest services available as larger telecommunications, ISPs and cable companies concentrate on the higher margin, lower cost high density areas of our country. The margins for servicing sub-urban and rural customers is significantly less than the higher density areas; however, the cost structure is still extremely profitable enabling Empire to enter the market as a combined provider of such services. Given this, EMPIRE TELESYSTEMS feels that it will be well received in the market and that the customer benefit and be motivated to purchase.

The target market will initially focus on new housing, condominium and townhouse construction where a high density of customers will emerge in a geographically small suburban area. The benefits of targeting new construction are two fold:

1) In a new construction area developers have the sole discretion of allowing what utilities into their construction easements. Prior to construction Empire Telesystems will contract with the developer to provide all of the necessary inside telecommunications wiring into the home (telephone, cable TV, and computer network) in exchange for permanent easement within the construction trench. This avoids the cost of constructing "new trenches and conduit systems" to get to our customers. The new telecommunications technologies will be an additional selling point for the newly constructed homes or condominiums.

2) Empire Telesystems benefits from the new construction by not having to compete with the existing regional bell operating company or television cable provider to gain market share. By making prior arrangements with the developer for use of its easements Empire Telesystems will be the natural service provider for telecommunications in these new developments.

Empire Telesystems will compete as a cost leader to attract business and defend against powerful suppliers by providing more flexibility to cope with input cost increases. ET will implement the low cost strategy by placing its own fiber optic lines; by offering all television stations eliminating the need to provide and manage cable boxes; and, by offering all telephone services inclusive eliminating the costs of managing a wide variety of customer packages. The telecommunications act of 1996 has revolutionized the telecommunications industry in which the historical bases of competition have not been based on cost and competitors are ill prepared to take steps necessary for cost minimization.

The Company, through its networks, will be a unique provider of integrated local telecommunications services to residential end users in its markets. By partnering with local cable television operators and utility companies, the Company develops networks that will provide customers with greater market coverage, lower costs and superior service. The IXC market their long distance services in conjunction with the Company's local service offerings to provide end users with a fully integrated telecommunications service offering. Principal elements of the Company's strategy include:

The Company intends to build substantially larger networks than the networks of the CLECs it competes with in its markets. In all of the markets in which the Company intends to operate, management believes that the Company will have the broadest service network coverage in terms telecommunications, television and Internet service of any of its CLEC competitors. The Company believes that expanded network coverage will enable the Company to (i) provide broader and more reliable coverage for network customers, (ii) carry a greater amount of traffic on its own networks rather than on the networks of other carriers thereby increasing the Company's revenues and profit margins, (iii) increase the potential market available to the Company due to the greater number of buildings, LEC-COs and customers that the Company's networks can service, (iv) offer services in areas where there are fewer potential CLECs with facilities and (vi) leverage the fixed cost structure of the Company's networks, particularly with regard to network electronics such as switches. ET will expand through Development of Network Clusters. The Company intends to build on its extensive network size by expanding its networks into nearby areas and establishing new networks in close proximity to existing ones. Management believes that there are significant operating and marketing advantages to locating its networks in clusters. Clustering enables the Company to (i) take advantage of economies of scale in management, construction, network operations, local township access fees and sales and marketing, (ii) reduce capital expenditures by optimizing the networks' switching capacity through the use of remote switch capacity in nearby cities, (iii) cost-effectively offer services to smaller markets which are adjacent to its networks and in which the Company's networks are less likely to face strong competition from incumbent LECs and other CLECs and (iv) increase the networks' ability to offer highly reliable, endto-end connectivity on a regional basis. The Company also believes that creating regional networks will enable the Company to gain a greater share of high margin long distance transport traffic. The Company, through its networks, provides customers with an integrated, one-stop shopping approach to their telecommunications needs through strategic relationships with IXCs such as AT&T, MCI, Sprint, WorldCom and others. The goal of these relationships is for the Company's networks to offer their local services in conjunction with the long distance services of these IXCs. Management believes that working in partnership with IXCs enables the Company to (i) utilize extensive market information from the IXCs regarding traffic patterns and building requirements to more optimally construct and extend its networks, (ii) work closely with IXC account teams to provide an integrated service approach to end users.

Joseph Paoloni and Joseph Ruggiero will manage EMPIRE TELESYSTEMS.

Joseph Paoloni is the Co-Chairman of the Board of the Company. He also is the co-founder, Chief Executive Officer and Chief Financial Officer. Mr. Paoloni has worked in all aspects of businesses since 1977. He is currently Demand and Supply Manager for Ciba Specialty Chemicals. Among his business and community service activities, Mr. Paoloni is Councilman of the Town of Wappinger, Wappingers Falls, New York. He graduated from Columbia University with an M.S. in Engineering and holds an M.B.A. in Finance from Fordham University with beta sigma gamma honors along with his BS from SUNY. His experience ranges from research and development, engineer, sales representative, investment banker, manager of financial planning and analysis, manager purchasing research, production planner, inventory management, systems programming, tax preparation, and corporate competitive strategies.

Joseph Ruggiero is the Co-Chairman of the Board of the Company, Chief Operating Officer, President of the Company, and co-founder. He has worked with Bell Atlantic from 1991-1998 and with MFN Telecommunications from 1998 to June 2000. Mr. Ruggiero graduated from SUNY Institute of Technology at Utica-Rome in 1990 and received a B.S. in Engineering. Among his business and community service activities, Mr. Ruggiero is the Town of Wappinger Supervisor, Wappingers Falls, New York. He has been solely responsible for providing telecommunications and fiber optics for his respective companies to developers and existing commercial and residential clients. He has gained valuable experience at Bell Atlantic and was a key asset in the rapid growth of MFN Telecommunications over the last 2 years.

While the management team is limited to two people at this point, Empire's management plans to bring aboard many of the best talent that they have associated with in the past.

The higher-level plan will develop through key milestones called Phases. Phase I (this offering) encompasses all activities embodied under acquiring seed financing. Phase II will include the development of the BTCB (Back-to-copper Box) along with a subsequent pilot in a small businesses and condominium complex or individual housing development to serve as a model and the administrative offices. The pilot will consist of a fully functional state of the art facility for demonstration purposes and serve to further sharpen the estimate of optimal build out parameters. Phase III will include build out of the first cluster and subsequent development of a region to the critical mass. Phase IV will begin the controlled regional expansions to the target market estimate. While the financial plan conservatively holds to 500,000 units, the management plan expects it to grow well past that.

ETPH will provide fiber based high-speed data services to businesses that rely on affordable, accessible high speed as part of their business plan. This will serve as a bridge to serving residents where full economies of scale could be realized. Telergy Corporation had received the inquiries from local businesses to bring Dark Fiber services to its buildings. Telergy's business plan could not prove the cost of construction profitable and therefore was denied. The failure on the part of prior Telergy and other telecoms was that it was short sighted in how it planned or did not plan its network expansions. The local businesses could provide a trigger to do a fiber project, and ETPH will see other opportunities beyond this commercially developed Industrial park to achieve sound feasibility. The ETPH plan calls for a massive build out of facilities to serve residential customers. A centrally located industrial site will be chosen in a developed suburban town with a potential customer base of at least 15,000 people. Operations Part 1 of the ETPH Phase II plan will have the commercial customers serve as the trigger to build a needed portion of the ET network that would also serve the residential customers. The Operations Part 1 of the project will establish the credibility and quick cash flow that ETPH in its infancy needs.

ETPH wants to launch this phase in the Town of Wappinger, and would consider locating its headquarters at the Myers Corners business park. Myers Corners Road is a major and significant road in the Town of Wappinger. Myers Corners Road traverses between Route 9D and Route 376. A half-mile north of the Route 9D end of the Myers Corners Road intersection houses the Verizon Central Office, which will be the network access and POP (to meet phone needs) for ETPH. On the opposite end of the Myers Corners Road, there is a Central Hudson Easement, which the Telergy telecommunications corporation has a long haul fiber that runs between Albany and New York City. This fiber terminates at 60 Hudson Street in New York City. 60 Hudson Street has become the hub for telecommunications for all CLEC and major telecom providers.

The location of our headquarters at this Myers Corners site is strategic for two fold: First, this location will lend to easy access to the Verizon Network via the building of a fiber from ETPH headquarters to the Central Office. Also, ETPH will construct its fiber to the former Telergy long haul fiber on the Con Edison Line. Since the collapse of Telergy by filing of chapter 7, ETPH could acquire at a fraction of the cost the same strands of fiber for the purposes of long haul trafficking between NYC and ETPH headquarters. It is critical to the business strategy of ETPH that we have a POP located in side the 60 Hudson Street facility. ETPH will be able to cross connect and provide services between many different telecom companies. Another benefit of purchasing some strands of fiber for a long haul fiber run, allows the expansion of ETPH customer base. Since the long haul fiber runs between Albany and New York City, ETPH could attempt to serve newly constructed residential properties in counties like Albany, Rensselaer, Columbia, Dutchess, Putnam, and Westchester, Bronx, and Manhattan.

Second, the Myers Corners location provides ETPH the opportunity to serve the CERVALIS Company with fiber based high-speed data circuits that are critical to their Internet business. It is the understanding of many business people in the Wappinger Community; CERVALIS is under duress to find affordable high-speed data circuits to make their product more cost effective for their customers. Currently, Verizon does not provide dark fiber services for a company like CERVALIS unless they have CLEC agreement and POP located within the serving central office. The local cable company has placed fiber throughout the community, but has neglected or failed to understand the capacity needs for a company like CERVALIS and fiber service has not been met in the Wappinger Township yet. ETPH has an opportunity to target CERVALIS and enlist them as the company's first commercial customer that will help fuel the startup of ETPH mission. At this time there are no contracts or agreements to purchase existing fiber lines; however, the payments of future lines or supplies will be through timed payments from cash accounts from cash generated through sales of securities or revolving lines of credit still to be obtained.

Part 2 of the operations phase will encompass full build out of the region. The target market is the Dutchess, Orange, Ulster, Rockland, and Westchester County region of southern tier New York State that encompasses over 800,000 homes. The plan calls for a 5% penetration or 40,000 units expected to be reached by 2010. The initial phase of the growth period of Empire targets Southern Dutchess county towns of Wappinger and East Fishkill. At current, 'Cablevision' has just begun offering cable modem service in the town of Wappinger, the initial target market area. The local 'Cablevision' cable company which owns 100% market share of the cable television market in the initial target market region, has had plans (now 2 years old) to lay fiber throughout southern Dutchess area. Currently, Cablevision is wiring parts of the county with fiber and has plans to offer all two of the three services. As other competition has not surfaced to press the issue, the majority of this area is still without 'cable' Internet service; however, that is changing rapidly. The current Internet services to area residents are cable-modem, some DSL and dial-up method with 58.8K speed at best. ET expects that service will be expedited once news of new entrants to the market becomes public. Additionally, at this time there is no known combined provider of television, telecommunications, and Internet service over fiber anywhere in the U.S. However, if there is one, it is not at this time in the southern tier of New York. The lack of ISP service, the need for faster Internet service, and the high 'consumer' cost of combined telecommunication and television service provide management confidence that the 5% market penetration required to meet the plan will occur.

Cash flow from operations and cash flow from debt financing will be re-invested into the company from inception to a point where Empire feels that the market has been conservatively penetrated, i.e. 500,000 units. As a result total cash flow will remain low to maximize leverage due to the expected high returns.

The cost to bring light fiber into 1,000 homes is approximately $1,960,000 or $1,960 per home. Given the 20-year depreciable life, the cost per year is $98 or $8.17 per month. The expected $89 month price tag allows for a high degree of certainty that the target market will be penetrated. This project has a high degree of fixed costs compared to variable costs due to the fact that once a network is up and running maintenance is very low. Other would be variable costs such as fiber, trenching, splicing, etc... are capitalizable over 20 years whose depreciation is treated as a variable cost. Additionally, Empire is assuming a selling price of $89 per month in today's dollars. It is estimated that a selling price of $25.62 per month would be the minimum price that Empire could charge to cover fixed costs. Thus, selling efforts would have a walk-path of $63.38 or the ability to reduce prices to $25.62 per month (a discount of 71%) to get the business and still be profitable. This business is extremely non-sensitive to variable costs; and, while that usually translates to higher financial risk, this is completely offset by confidence of obtaining business at some lower price.

Empire management agreed that with the swift rate that potential partial competitors (companies offering one or two of the 4 services) are entering the market, each day waiting reduces the chance of success of this project. Throughout the 20 year forecast, Empire plans to obtain debt financing to maintain a 50% capital structure to be modified accordingly with changes in interest rates.

The initial round of financing is expected to occur by virtue of this Regulation A offering where 1,000,000 shares will be offered for $5.00 per share.

ABSENCE OF TRADING MARKET

No public trading market currently exists for shares of the Company's Common Stock. However, the Company intends to ask one or more regional brokerage firms to act as a market maker for shares of the Company's Common Stock. In addition, the Company intends to apply to have shares of its company traded on the NASDAQ market.

After this offering, there can be no assurance that the Company will be successful in finding brokerage a firm to act as a market maker for its Common Stock or that shares of the Company's Common Stock will ever be quoted for trading on the NASDAQ Stock Market. Similarly, there can be no assurance that a trading market will develop or be maintained for shares of the Company's Common Stock. The Board of Directors in its discretion determined the Purchase Price.

PLAN OF DISTRIBUTION

We will pay substantially all the expenses incident to the registration, offering and sale of the shares to the public other than fees, discounts and commissions of dealers or agents, if any, transfer taxes and counsel fees. We also have agreed to indemnify the stockholders against certain liabilities, including liabilities under the Securities Act.

The shares may be offered and sold directly to purchasers in one or more types of transactions:

- o in negotiated transactions,
- o on the SBA's ACE-Net Entrepreneur page.

The jurisdiction in which the securities are to be offered by Ruggiero and Paoloni are NEW YORK STATE and COLORADO. To date 'The Company' has only registered securities in NEW YORK STATE; and, filed in COLORADO as of the date of this filing. The Company plans to sell direct in NEW YORK STATE. The Company plans to sell by way of the ACE-Net Entrepreneur page in COLORADO and direct. The Company will NOT use the Model Accredited Investor Exemption (MAIE) because the Regulation A includes information that goes beyond the general announcement information required for MAIE. As a result, the Company may sell to anyone, not just angel investors. The company will seek funds from investors in NEW YORK though direct sales; but will NOT seek funds from investors in NEW YORK by way of the ACE-Net Entrepreneur page. Exhibit 8 lists the states that have adopted the Model Accredited Investor Exemption (MAIE). As of this filing we DO NOT intend to sell and qualify using MAIE. After effectiveness 'the Company' may register for sale in other states or rely on exemption upon qualification. In this event, we will keep investors apprised and modify this document to reflect the changes by way of a sticker or amendment.

Only Joseph Paoloni, CEO and Joseph Ruggiero COO will offer and sell the shares on behalf of the company. Management may participate in the offering in order to reach the maximum and the shares that they purchase will be for investment purposes and not for resale. The minimum number of shares that may be purchased by an individual is 1,000 shares. To date, there have been no executed escrow contracts. There will be an escrow of proceeds until the maximum is reached or the entire offering is sold. If the maximum is not reached within the prescribed time frame, all funds willbe released from the escrow account and promptly returned to the investor without interest. The length of the offering will continue to a date 12 months from qualification. The offering period may be extended for an addition 60 days. Investors will be informed of any extension by registered letter.

Joe Ruggiero and Joe Paoloni will offer securities on behalf of the Company and will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. See "Exemption From Broker-Dealer".

RISK FACTORS

In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing Class A Common Stock in the Offerings. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward looking statements.

There is the credible risk that upon receiving the amount of $5,000,000 that the development of the BTCB (Back-to-copper Box) along with a subsequent pilot in a small condominium complex or individual housing development to serve as a model and the administrative offices does not generate enough cash flow to either merit future infusion of investment capital, in which case the investor will lose their entire investment.

There is a risk that development of the proprietary BTCB (Back to Copper Box), which makes it possible to bring fiber to the home, would experience significant overruns and not be financially feasible. This would significantly change this business plan; however, as part of the first phase of this project we will work with vendors to combine existing technologies already out there in different forms into one such BTCB unit.

To help insure that state laws are not violated through the further sale of the company's securities, the company intends to sell to accredited investors via the ACE-Entrepreneurial site of the SEC's Small Business Administration and to sell to friends and relatives; however, there can be no guarantee that the state laws are adhered to by individuals. The states where investors may not be able to resell their securities within a limited time frame are New York.

The Company was formed in September of 2000. Prospective investors therefore have no historical financial information about the Company upon which to base an evaluation of the Company's performance. The development of the Company's businesses and the installation and expansion of its networks require significant expenditures, a substantial portion of which is made before any revenues may be realized. Certain of the expenditures, including marketing, sales and general and administrative costs, are expensed as incurred, while certain other expenditures, including network design and construction, negotiation of rights-of-way and costs to obtain legal and regulatory approval, are deferred until the applicable network is operational and are to be capitalized. The Company will continue to incur significant expenditures in connection with the construction, acquisition, development and expansion of the Company's and Operating Companies' networks, services and customer base. Negative Cash Flow and Operating Losses; will be a characteristic of the first few years of operations. The Company expects to continue to incur substantial operating losses in the foreseeable future as it pursues its plans to expand its networks, service offerings and customer base. There can be no assurance that such losses will not continue indefinitely.

Substantial Leverage. As of July 22, 2002, the Company's has no debt outstanding, no capital deficiency and the Company has no other stockholders outside Joseph Ruggiero and Joseph Paoloni. In addition, over the initial years, in each year from the point of its inception, the Company's earnings will be inadequate to cover its fixed charges by a substantial margin.

ET will also be focusing on new residential developments or condominiums where there is no "existing" competition for telecom services. Using our relationship with land developers who have exclusive rights to control utility easements, and, ET will work to obtain sole access to easements.

The Telecommunications Act also establishes procedures under which the Regional Bell Operating Companies ("RBOCs") can obtain authority to provide long distance services if they comply with certain interconnection requirements. There has been significant merger activity among the RBOCs in anticipation of entry into the long distance market. If RBOCs are permitted to provide such services, they will ultimately be in a position to offer single source service. This could result in decreased market share for the major IXCs. Such a result will not have an adverse effect on the Company, because we will also offer that RBOCs long distance service to our customers. ET is unaffected by new entrants into the long distance market as they will be provided access to ET's markets and networks.

The Company also faces, and will continue to face, competition from other current and potential market entrants, including other CLECs, AT&T, MCI, Sprint and other IXCs, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers and private networks built by large end users. In addition, all three major IXCs are expected to enter the market for local telecommunications services. AT&T has filed applications with state regulatory authorities for authority to provide local telecommunications services in all 50 states to enter the market for local exchange services. Many of the Company's current and potential competitors, particularly incumbent LECs, have financial, personnel and other resources substantially greater than those of the Company, as well as other competitive advantages over the Company. See "Competition" for more detailed information on the competitive environment faced by the Company.

Regulation and Risks of the Telecommunications Act. The Company is subject to varying degrees of federal, state and local regulation. The Company is not currently subject to price cap or rate of return regulation by the FCC; it is currently required to obtain FCC authorization for the installation, acquisition or operation of its network facilities. The FCC has determined that nondominant carriers are required to file interstate tariffs on an ongoing basis. The Telecommunications Act also requires the FCC to establish a subsidy mechanism for universal telephone service to which the Company will be required to contribute. The Company, if it provides intrastate services, is also generally subject to certification and tariff filing requirements by state regulators and may also be subject to state reporting, customer service and universal service requirements. Challenges to these tariffs and certificates by third parties could cause the Company to incur substantial legal and administrative expenses. In addition, under the Telecommunications Act, provision of switched services by the Company could be subject to new universal service and other federal regulatory requirements. Although the Telecommunications Act eliminates legal barriers to entry, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company. In particular, the Company's belief that the entire $97 billion local exchange market may ultimately be open to CLEC competition depends upon favorable interpretation of the Telecommunications Act, and the ability of the Company and the Operating Companies to compete in these new market segments may be adversely affected if incumbent LECs are granted greater pricing flexibility and other regulatory relief that enables them to impose costs on potential competitors or otherwise restrict the Company's ability to serve its customers and attract new customers. In addition, the Telecommunications Act removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in the Company's markets.

Control by Principal Stockholder. Upon completion of the Offerings (and assuming no exercise of the overallotment options), Paoloni and Ruggiero will possess approximately 95% of the combined voting power of both classes of Common Stock. Accordingly, Paoloni and Ruggiero will be able to control the vote on corporate matters requiring stockholder approval, including, but not limited to, electing directors, amending the Company's Certificate of Incorporation and approving mergers or sales of substantially all of the Company's assets. In addition, pursuant to agreements between the Company and, Paoloni and Ruggiero, have the power to control certain corporate transactions of the Company, including its ability to enter into joint ventures and other business relationships. As a result, the Company may be subject to the effect of possible conflicts of interest arising from the relationship with Paoloni and Ruggiero in connection with the pursuit of business opportunities in the telecommunications industry and in connection with the pursuit of justice in the legislation of town law in the town of Wappinger in the Company's target market where Ruggiero and Paoloni serve as elected officials as Councilmen. Although directors of the Company have certain obligations to the people and community under New York law, such directors are in positions that may create conflicts of interest. There can be no assurance that any such conflict will be resolved in favor of the Company, only an assurance that such conflict will be resolved in favor of the people to whom Ruggiero and Paoloni have sworn to represent.

Dependence on Key Personnel. The success of the Company and its growth strategy depends in large part on the Company's ability to attract and retain key management, marketing and operations personnel. Initially, the Company's businesses will be outsourced and managed by a small number of management and operating personnel with certain other services, including financial and certain accounting services. There can be no assurance that the Company will attract and retain the qualified personnel needed to manage, operate and further develop its business. In addition, the loss of the services of any one or more members of the Company's senior management team could have a material adverse effect on the Company.

Significant Future Capital Requirements. Expansion of the Company's networks and services and the development of new networks and services require significant capital expenditures. The Company's operations will require substantial capital investment for (i) the installation of electronics for switched services in the Company's networks, (ii) the installation and improvement of the Company's NOCC and networks and (iii) the design, construction and development of additional networks. The Company plans to make substantial capital investments and investments in connection with the installation of switches or remote switching modules in all of its existing operating markets and additional switches or remote switching modules in each of the Company's future operational markets. Development of the Company's networks will include the geographic expansion into the Company's clusters and the development of new markets. The Company expects to build networks in additional markets, which the Company anticipates will include additional networks with cable, and utility partners that have broader geographic coverage and require higher capital outlays than those with cable partners in the past. The company expects to build satellte television facilities and Internet Service facilities, which require significant capital expenditures. The Company estimates that it will require approximately $5.0 million in 2003, $5.0 million in 2004, and $9.8 MM in 2005 to fund anticipated capital expenditures, working capital requirements and operating losses of the Company and enter certain additional markets during calendar 2003, 2004, and 2005. In order to achieve its goal of entering new markets by the end of 2006, the Company is will seek additional funding through debt offerings beginning in 2005. The Company also expects to fund additional capital requirements through existing resources, secured credit facilities at the Company, internally generated funds, and additional debt or equity financing, and maintain debt to equity levels between 90% and 99% as appropriate. There can be no assurance, however, that the Company will be successful in generating sufficient cash flow or in raising sufficient debt or equity capital on terms that it will consider acceptable. The expectations of required future capital expenditures are based on the Company's current estimates. There can be no assurance that actual expenditures will not significantly exceed current estimates.

Expansion Risk. The Company is expecting a period of rapid expansion, which the Company believes will accelerate following the Offerings. The operating complexity of the Company, as well as the level of responsibility for management personnel, has increased as a result of this expansion. The Company's ability to manage such growth effectively will require it to continue to expand and improve its operational and financial systems and to expand, train and manage its employee base.

Need to Obtain and Maintain Permits and Rights-of-Way. There can be no assurance that the Company or the Operating Companies, Paoloni and Ruggiero or their own efforts, will be able to maintain existing permits and rightsof-way or to obtain and maintain the other permits and rights-of-way needed to develop and operate existing and future networks. In addition, the Company may require pole attachment agreements with utilities and LECs to operate existing and future networks, and there can be no assurance that such agreements will be obtained or will be obtainable on reasonable terms. Failure to obtain or maintain such permits, rights-of-way and agreements could have a material adverse effect on the Company's ability to operate and expand its networks.

Rapid Technological Changes. The telecommunications industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the businesses of the Company cannot be predicted. Thus, there can be no assurance that technological developments will not have a material adverse effect on the Company.

Anti-Takeover Provisions and Change of Control Considerations. The Company's Certificate of Incorporation and Bylaws and the provisions of the New York General Corporation Law may make it difficult in some respects to effect a change of controlof the Company and replace incumbent management. The existence of these provisions may have a negative impact on the price of the Class A Common Stock, may discourage third party bidders from making a bid for the Company, or may reduce any premiums paid to stockholders for their Class A Common Stock. In addition, the Board of Directors has the authority to fix the rights and preferences of and issue shares of the Company's Preferred Stock, which may have the effect of delaying or preventing a change of control of the Company without action by its stockholders.

The Company is subject to regulation by state public utility commissions ("State PUCs") in the states in which they operate. Certain State PUCs have passed or are considering passing regulations that would require an investor who acquires a specified percentage of the Company's or the relevant Operating Company's securities, to obtain approval to own such securities from such State PUC. See "Regulation--State Regulation."

No Prior Trading Market for Class A Common Stock; Potential Volatility of Stock Price. Prior to the Offerings, there has been no public market for the Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future. The market price of the shares of Class A Common Stock may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, new products or services or new contracts by the Company or its competitors, legislative and regulatory developments, conditions and trends in the telecommunications industry, general market conditions and other factors. In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of telecommunications companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of the Company's Class A Common Stock.

Lack of Dividend History. The Company has never declared or paid any cash dividends on its Common Stock and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of the Company, the Company's debt facilities and other factors the Board of Directors considers appropriate. The Company intends to retain its earnings, if any, to finance the development and expansion of its business, and therefore does not anticipate paying any dividends in the foreseeable future.

There are no preliminary agreements or understandings in which the Company may acquire existing networks or other telecommunications-related assets. Additionally, at this point, there are no preliminary agreements or understandings between the company and contractors in which the company intends to focus its attention. Furthermore, there are NO financing or loan agreements with lending institutions. However, should these surface; the document will be amended to reflect this.

USE OF PROCEEDS

This is an all or none offering. The net proceeds to the Company from the sale of the Class A Common Stock offered hereby, are estimated to be $5,000,000. This is how the proceeds will be applied. The Company will invest a substantial portion of these proceeds in capital expenditures. These capital expenditures will include: (i) connecting new customers to the Company's networks; (ii) purchasing electronics (including switches) to increase the services provided by the Company's proposed networks; (iii) construction of the remote unit and central offices, (iv) purchasing communication receivers for television, (v) ISP equipment for Internet service, (vi) contracting for a BTCB "Back to Copper Box" to convert the fiber optic signal to the standard coax, twisted pair available in most homes., (vi) financing the initial networks currently under planned and (vii) building additional networks in the future. Management will retain a substantial amount of discretion over the application of the net proceeds of the Offering and there can be assurance that the application of net proceeds will not vary significantly (i.e. greater than 20%) from the Company's current plans. Pending such uses, the net proceeds will be invested in short-term, highly liquid investment-grade securities. The following is an estimate of expenses, which will be incurred in connection with the development of Empire Telesystems, Inc. for the 12 months following the close of the offering.

	Per Network (500 units)		
	(AMOUNTS IN THOUSANDS)		% of Total
Satellite Equipment....	$1,350	(a)	27%
Modems/BTCB/Research...............	1,000	(b)	20
PBX..	1,000	(c)	20
Fiber.............................	902	(d)	18
Salaries..........................	250		3
Office and Facility Expenses........	248		7
Underwriting/Reg A/Business Plan Exp	250	(e)	5
Total............................	$5,000		100%

(a) Includes all equipment needed to deliver cable television.
(b) Includes all equipment needed to deliver Internet Service and development for the Back-to-Copper Box.
(c) Includes all equipment needed to deliver Telephone service.
(d) Includes all costs related to providing dark fiber to the first set of 500 units.
(e) Includes all costs related to Underwriting, filing with the SEC for qualification and preparing material and legal advice for completing the offering. This is payable to Joseph P. Paoloni for his 4 years of work and research on this offering. This was calculated based on 5% of this $5.0 MM offering and is in line with the going rate that is charged for such services elsewhere. It is based on the successful completion of this offering and paid out to Mr. Paoloni over a period of time as he sees fit.

The Company expects to accelerate the expansion of its operations to take advantage of the recent regulatory changes mandated by the passage of the Telecommunications Act. In particular, the Company expects to build networks in additional markets, which the Company anticipates will include additional networks with cable and utility partners. The Company expects to fund these efforts through the sale of the Class A Common Stock offered hereby, additional external financing and internally generated funds. There can be no assurance that the Company will be able to secure such sources for the development of its own networks. The Company has no plans to pay dividends on the Common Stock. The Company presently intends to retain earnings to reduce indebtedness and to fund the growth of the Company's business. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including the Company's results of operations, financial condition, cash requirements, restrictions in financing agreements, business conditions and other factors.

The amount of the net offering proceeds that will be made payable to officers is $40,000. However, their compensation could be increased by the degree they assume operational roles in engineering, finance and administration to help stay within the $250K salary cap guideline for 2003.

Proceeds will not be made available to make loans to officers, directors and affiliates. All proceeds are needed to cover the above expenses and fees. Investors will be advised to any changes to the use of proceeds by registered mail.

THE NEED FOR ADDITIONAL CAPITAL

As stated above, any short-term solvency needs will be handled through loans from banks and/or subsequent Regulation As which allow up to $5MM per year.

DILUTION

The net tangible book value of the Company's Common Stock as of March 30, 2002 was $0 or $0 per share. Net tangible book value per share represents the amount of the Company's stockholders' equity (deficiency), less intangible assets, divided by 4,000,000 shares of Common Stock outstanding.

Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A Common Stock in the Offerings and the pro forma net tangible book value per share of the Common Stock immediately after completion of the Offerings. After giving effect to the sale by the Company of 1,000,000 shares of Class A Common Stock in the Offerings at a private offering price of $5.00 per share the pro forma net tangible book value of the Company as of the completion of this offering would have been $5,000,000, or $1.00 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.00 per share to existing stockholders and an immediate dilution of net tangible book value of $4.00 per share to purchasers of Class A Common Stock in the Offerings, as illustrated in the following table:

Offering price per share of Class A Common Stock.........	$5.00	
Net tangible book value per share of Common Stock before the Offerings..	$ 0.00	
Increase per share of Common Stock attributable to new investors..	1.00	
Pro forma net tangible book value per share of Common Stock after the Offerings..		1.000
Net tangible book value dilution per share to new investors.....		$4.000

The following table sets forth as of the completion of this offering the difference between the existing stockholders and the new investors in the Offerings (at an assumed offering price of $5.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT	
Existing stockholders.....	4,000,000	80.00%	$ 0	0.00%	$ 0.00
New investors............	1,000,000	20.00	5,000,000	100.00	$ 5.00
Total.................	5,000,000	100.00%	$ 5,000,000	100.00%	

Joseph P. Paoloni and Joseph Ruggiero are the existing shareholders as follows:

	CLASS B SHARES		CLASS A SHARES	
	NUMBER	PERCENT	NUMBER	PERCENT
Joseph P. Paoloni.........	800,000	51.00%	$ 1,250,000	50.00%
Joseph Ruggiero...........	700,000	49.00	1,250,000	50.00
Total.................	1,500,000	100.00%	$ 2,500,000	100.00%

After the completion of this offering Ruggiero & Paoloni will hold 95% of the voting power. There will be further dilution to investors.

IMPACT OF INFLATION

The Company does not believe that inflation will have a significant impact on the Company's consolidated operations during the initial years of the Company. Any financial risk associated with cost of purchased goods on the cost side is hedged on the revenue side by the increases in inflation from services rendered to customers. Estimates on inflation are increased with an inflation rate of 6% per annum whereas the price of services is increased at 8% per annum.

MARKET POTENTIAL

Deregulation, technological change and the increasingly information intensive nature of the United States economy have significantly expanded the role of telecommunications in business. In particular these changes have accelerated the growth of certain aspects of the telecommunications market. For example, industry sources estimate that voice traffic is growing at a rate of approximately seven percent per year while data communications are growing at three to five times that rate due to the increase in computerized transaction processing and video applications, the movement to distributed data processing and the rise of decentralized management structures, all of which require the transmission of large amounts of information with speed, accuracy and reliability.

The present structure of the U.S. telecommunications market resulted largely from the divestiture of the "Bell System" in 1984 (the "Divestiture"). As part of the Divestiture, seven RBOCs were created to offer services in geographically defined areas called LATAs. The RBOCs were separated from the long distance provider, AT&T, resulting in the creation of two distinct industries: local exchange and interexchange (commonly known as long distance). The Divestiture facilitated direct, open competition in the long distance segment of the telecommunications market; however, it did not promote competition in the local telecommunications market. Nonetheless, several factors have served to promote competition in the local telecommunications market and the emergence of competitive access providers ("CAPs"), including (i) the incumbent LECs' monopoly position and regulated pricing structure, which provided little incentive for incumbent LECs to reduce prices, improve service or upgrade their networks, (ii) customer demand for an alternative to the incumbent LEC monopoly, which demand grew rapidly and was spurred in part by the development of competitive activities in the long distance market and increasing demand for high quality, reliable services, (iii) the advancement of fiber optic and digital electronic technologies (such as ATM and SONET), which combined the ability to transmit voice, data and video at high speeds with greatly increased capacity and reliability as compared to the incumbent LECs' copper-based networks and (iv) the significant fees, called "access charges," IXCs are required to pay to incumbent LECs for originating and terminating calls on the incumbent LEC networks.

Established in the mid 1980s, CAPs were among the first competitors in the local telecommunications market. CAPs provided non-switched services (i.e., dedicated special access and private line) by installing fiber optic facilities connecting IXC POPs within a metropolitan area and, in some cases, connecting end users (primarily large businesses and government agencies) with IXCs. CAPs used the substantial capacity and economies of scale inherent in fiber optic cable to offer customers service that was generally less expensive and of a higher quality than could be obtained from incumbent LECs. In addition, CAPs offered customers shorter installation and repair intervals and improved service reliability in comparison to incumbent LECs.

The Company believes the passage of the Telecommunications Act on February 8, 1996 has substantially expanded the market opportunities for the Company and its networks. Based upon data compiled by the FCC, the Company believes that the passage of the Telecommunications Act increases the potential market for CLECs to approximately $97.1 billion annually due to the opening of the market for all switched services which will permit CLECs to offer a full range of local telecommunications services including local dial tone, local calls, customer calling features and intraLATA toll services for both businesses and residential customers. The Telecommunications Act provides for the removal of legal barriers to entering the local exchange telecommunications market and directs the incumbent LECs to negotiate with CLECs to resolve network and competitive issues such as interconnection of CLEC and incumbent LEC networks, reciprocal compensation for termination of calls originating on a competing network, telephone number portability, access to rights-of-way and the unbundling of network services. The Telecommunications Act may provide an incentive for incumbent LECs to cooperate with local facilities-based competitors, such as the Company, on interconnection issues because the existence of an interconnection agreement with a facilities-based competitor is a prerequisite for incumbent LEC entry into the long distance market unless no such facilities-based competitor has requested access and interconnection in accordance with the terms of the Telecommunications Act. According to industry data, revenues from switched services, including local dial tone, represented 85% of local telecommunications revenues in the United States in 1995. In the markets where the Company will operating, the Company believes it has an addressable market of approximately $60 million annually, substantially all of which is currently provided by the incumbent LECs, cable companies and ISP providers. This addressable market estimate does not include the market for enhanced data services or the market for interLATA toll, which the 'Company' has the ability to enter at its option.

THE COMPANY

The Company will use proceeds from this offering to develop the Company to be a supplier of local telecommunications services, cable television, and Internet services over state-of-the-art fiber optic networks in selected markets within New York State. The Company believes that the breadth of its networks will allow it to originate and terminate a significant proportion of its customers' local telephone calls, cable TV, and ISP over its own network, instead of relying on the network of the incumbent

LEC.

The Company will offer a broad array of integrated, high quality voice, video and enhanced data communications services to end users such as residents, as well as to resellers, including IXCs. The Company believes the design and breadth of its networks will be a key competitive advantage in attracting customers. As IXCs seek to offer their customers an integrated switched local and long distance service offering, the Company believes IXCs will increasingly rely on the local networks of CLECs such as the Company. This is in part due to the IXCs' desire to minimize usage of the incumbent LEC's network due to the expected entry of incumbent LECs into the long distance marketplace. The Company believes its networks will be attractive to IXCs, such as AT&T, MCI and Sprint, and other resellers because the Company's networks are 100% fiber optic-based and generally offer the broadest market coverage (other than that of the incumbent LEC). Empire believes its services will also be attractive to end users because it can offer (i) lower prices than the incumbent LEC, (ii) high-capacity fiber-optic network connection directly to substantially all of its customers' premises in a particular city, and (iii) high quality customer service and reliability.

COMPANY STRATEGY

The target market will initially focus on new condominium and townhouse construction where a high density of customers will emerge in a geographically small area in suburban areas. However, at this point, there have been no preliminary agreements or understandings between the company and contractors in which the company intends to focus their attention. The benefit of targeting new construction is two fold:

1) In a new construction area developers have the sole discretion of allowing what utilities into their construction easements. Prior to construction Empire Telesystems will contract with the developer to provide all of the necessary inside telecommunications wiring into the home (telephone, cable TV, and computer network) in exchange for permanent easement within the construction trench. This avoids the cost of constructing "new trenches and conduit systems" to get to our customers. The new telecommunications technologies will be an additional selling point for the newly constructed homes or condominiums.

2) Empire Telesystems benefits from the new construction by not having to compete with the existing regional bell operating company or television cable provider to gain market share. By making prior arrangements with the developer for use of its easements Empire Telesystems will be the natural service provider for telecommunications in these new developments.

The Company, through its networks, will be the sole and leading provider of integrated local telecommunications services to residential end users in its markets. By partnering with local cable television operators and utility companies, the Company develops networks that will provide customers with greater market coverage, lower costs and superior service. The IXC market their long distance services in conjunction with the Company's local service offerings to provide end users with a fully integrated telecommunications service offering in all of the Company's operating markets. Principal elements of the Company's strategy include:

The Company believes that this combined approach will enable the Company to (i) provide broader and more reliable coverage for customers, (one stop shopping), (ii) carry a greater amount of traffic on its own networks rather than on the networks of other carriers thereby increasing the Company's revenues and profit margins, (iii) increase the potential market available to the Company due to the greater number of buildings, LEC-COs and customers that the Company's networks can service, (iv) offer services in areas where there are fewer potential CLECs with facilities and (vi) leverage the fixed cost structure of the Company's networks, particularly with regard to network electronics such as switches. Expand through Development of Network Clusters. The Company intends to build on its extensive network size by expanding its networks into nearby areas and establishing new networks in close proximity to existing ones. Management believes that there are significant operating and marketing advantages to locating its networks in clusters. Clustering enables the Company to (i) take advantage of economies of scale in management, construction, network operations and sales and marketing, (ii) reduce capital expenditures by optimizing the networks' switching capacity through the use of remote switch capacity in nearby cities, (iii) cost-effectively offer services to smaller markets which are adjacent to its networks and in which the Company's networks are less likely to face strong competition from incumbent LECs and other CLECs and (iv) increase the networks' ability to offer highly reliable, end-to-end connectivity on a regional basis. The Company also believes that creating regional networks will enable the Company to gain a greater share of high margin long distance transport traffic. The Company, through its networks, provides customers with an integrated, one-stop shopping approach to their telecommunications needs through its strategic relationships with IXCs such as AT&T, MCI, Sprint, WorldCom and others. The goal of these relationships is for the Company's networks to offer their local services in conjunction with the long distance services of these IXCs. Management believes that working in partnership with IXCs enables the Company to (i) utilize extensive market information from the IXCs regarding traffic patterns and building requirements to more optimally construct and extend its networks, (ii) work closely with IXC account teams to provide an integrated service approach to end users.

Expand Enhanced Service Offerings. Four of the Company's networks operate in partnership with a leading, nationwide network integrator that designs, develops and deploys state-of-the-art data networks (including both network services and equipment) to support and enhance the information systems with which the customers operate their businesses.

The Company estimates that approximately 70% of its network construction be will under ground and in many cases, where conduit is available, the company will engage in aerial construction. The rates to be used are based on historical experience, and there can be no assurance that the company will be able to achieve similar results in future efforts. These costs are subject to savings achieved primarily through sharing of pole attachment costs and the elimination of costs of the engineering and rearrangement of cables to prepare telephone poles for the attachment of new fiber optic cable ("Make Ready Costs"). An analysis of the estimated cost savings for the Company for one mile of aerial construction is set forth in the following table.

	Per Network (500 units)
	(AMOUNTS IN THOUSANDS)
Fiber Costs	$ 46.1(a)
Trenching	35.0
Engineering	55.4
Placing	44.0
Terminals	110.0
Fiber Shelf	82.5
Remote Unit	400.0
Testing	17.6
Pole Attachment Costs	3.4
Splicing Costs	110.9(d)
Total	$901.6(g)

(a) Assumes a fiber overlash of existing cable plant and represents the cost of the Company's fiber and its installation under ground.
(b) Assumes placing fiber in the space allocated for the local utility partner on the pole.
(c) Assumes an average cost of $200 per pole, 40 poles per mile, to move the telephone and cable television wire in the space allocated for communications providers on the pole and the replacement of two poles per mile.
(d) Represents the cost of cutting and integrating new fiber components.
(e) In the above analysis, this would be the amount amortized.

Build Broad Network Coverage. The Company intends to build substantially larger networks than the networks of the CLECs it competes with in its markets. The Company believes that expanded network coverage will enable the Company to (i) provide broader and more reliable coverage for network customers, (ii) carry a greater amount of traffic on its own networks rather than on the networks of other carriers thereby increasing the Company's revenues and profit margins, (iii) increase the potential market available to the Company due to the greater number of buildings, LEC-COs and customers that the Company's networks can service, (iv) increase the attractiveness of the Company's networks to IXCs, cellular providers and new telecommunications providers such as PCS operators that need wide backbone coverage, (v) offer services in areas where there are fewer potential CLECs with facilities and (vi) leverage the fixed cost structure of the Company's networks, particularly with regard to network electronics such as switches.

Expand through Development of Network Clusters. The Company's networks are located primarily in the eastern half of the United States. The Company expects to continue to focus on this region due to the eastern location of the Company's existing networks and the Company's NOCC and headquarters. The Company also believes that the eastern half of the United States, particularly the Northeast, has greater concentrations of large business, government and educational end users and telecommunications traffic. The Company intends to build on its extensive network size by expanding its existing networks into nearby areas and establishing new networks in close proximity to existing ones. Management believes that there are significant operating and marketing advantages to locating its networks in clusters. Clustering enables the Company to (i) take advantage of economies of scale in management, construction, network operations and sales and marketing, (ii) reduce capital expenditures by optimizing the networks' switching capacity through the use of remote switch capacity in nearby cities, (iii) cost-effectively offer services to smaller markets which are adjacent to its networks and in which the Company's networks are less likely to face strong competition from incumbent LECs and other CLECs and (iv) increase the networks' ability to offer highly reliable, end-to-end connectivity on a regional basis. The Company also believes that creating regional networks will enable the Company to gain a greater share of high margin long distance transport traffic.

Leverage Strategic Relationships with IXCs. The Company, through its networks, provides customers with an integrated, one-stop shopping approach to their telecommunications needs through its strategic relationships with IXCs such as AT&T, MCI, Sprint, WorldCom and others. The goal of these relationships is for the Company's networks to offer their local services in conjunction with the long distance services of these IXCs. Management believes that working in partnership with IXCs enables the Company to (i) utilize extensive market information from the IXCs regarding traffic patterns and building requirements to more optimally construct and extend its networks, (ii) work closely with IXC account teams to provide an integrated service approach to end users, (iii) increase market penetration by capitalizing on the IXCs' name recognition and (iv) lower sales and marketing costs by utilizing the extensive marketing resources and salesforce of the IXCs to market the networks' products and services.

COMPANY SERVICES

The Company will offer traditional access services to all of its customers. The Company will install switches or remote switching modules, and plans to offer switched services, including dial tone, in networks by mid-2002. The Company will offer enhanced data services, and plans to offer these services in all of its proposed networks.

Traditional Access Services

Special Access and Private Line Services. Non-switched dedicated connections, including high capacity interconnections between (i) POPs of an IXC, (ii) the POPs of different IXCs, (iii) large end users and their selected IXCs and (iv) different locations of particular customers. These services are billed at a flat, non-usage sensitive, monthly rate.

Collocated Special Access Services. A dedicated line carrying switched transmissions from the IXC POP, through the LEC-CO to the end user.

Switched Access Transport Services. A dedicated line carrying switched transmissions from the LEC-CO to an IXC POP.

Long Distance Transport Services. Non-switched, high capacity intraLATA services sold on a wholesale basis to IXCs and cellular and PCS operators.

Switched Services

Local Exchange Services. Switched services providing dial tone to business customers, as well as intraLATA toll.

Long Distance Services. Switching and transport of interexchange traffic, including voice, data and video billed on a minutes-of-use basis. The Company will offer these services to its customers in conjunction with IXCs.

Enhanced Data Services

The Company will offer, or intend to offer, their customers a broad array of high bandwidth, enhanced data services, including frame relay, ATM transport services, business Internet access and high speed video conferencing.

THE COMPANY'S MARKETS

Overview

The Company will manage and operate networks through local management, the Company's headquarters in Wappingers Falls, New York. Once the Company's central office is fully functional, the Company will enter into a non-binding letter of intent with Builders for management responsibility for the network. Networks will be built within a region to take advantage of economies of scale because each region has fixed costs of franchise fees payable to a town or a set of towns that comprise the region. The regions will be designed in such a way to strike a balance between operating efficiencies and costs. Regions can be developed anywhere in the United States once registration for that state is approved; however, the pilot phase of this project will be limited to southern tier New York suburban/rural counties.

The development of networks is targeted to new construction and existing developments receiving service above ground, to minimize higher costs of going underground. This two-tiered approach serves the dual purpose of reducing dependency on cyclical new construction and in generating quicker profits to finance growth.

AT&T CERTIFICATION

AT&T has established a certification process called Operational Readiness Testing ("ORT") in order to determine whether a supplier's network, systems and processes are capable of providing a level of service, which meets AT&T standards. ORT is a lengthy process comprised of the following components: (i) Operational Readiness Assessment ("ORA"), (ii) Network Validation Testing ("NVT") and (iii) Switch Network Validation Testing ("SNVT"). CLECs must pass AT&T's ORT for access services in order to provide access services to AT&T and AT&T's ORT for switched services in order to provide switched services to AT&T. The Company has passed AT&T's ORA, NVT and SNVT.

SALES AND MARKETING

The Company targets its network sales and marketing activities at resellers, including IXCs, and business, government and educational end users. The Company will have 5 local sales representatives. The Company's networks will offer their services in accordance with tariffs filed with the FCC for interstate services and state regulatory authorities for intrastate services. The FCC will classify the Company as a non-dominant carrier and therefore have substantial pricing flexibility and in many cases may enter into customer and product specific agreements.

An important component of the Company's strategy is to work with major IXCs to provide local services, which the IXC can integrate with its long distance offering, and thereby provide a single source for the customers' telecommunications needs. The Company believes this strategy will provide greater access to the IXCs' large customer base and enable the Company to leverage the IXCs' name recognition and reputation for reliability and quality.

END USERS

The Company targets end users, which include residents. The Company works in conjunction with IXCs to offer an integrated package of local and long distance service offerings to end users. Initially, the offers high quality access services to these end users in combination with an IXC's long distance offerings. Building on its success with the end users, the Company attempts to increase the size and number of service offerings it provides by working with customers to analyze the customers' local telecommunications needs. In particular, the Company offers end users a variety of services, including local dial tone, television and Internet. The Company believes that the Company will be able to systematically increase their share of the end users' telecommunications expenditures. The Company believes the networks will be able to compete for end users' needs based upon price, reliability, product diversity, service and custom solutions to end user needs. The Company's construction of SONET rings combined with the Company's large network size will enable the Company's to offer fiber optic coverage superior to the incumbent LEC in its markets.

End users are currently marketed through Company direct sales representatives in each market. The sales organization will develop offerings and telecommunications applications and solutions, which address the specific requirements of particular customers. In addition, the Company markets the Company's products through advertisements, media relations, direct mail and participation in trade conferences. The Company's target per this offering is to acquire first round financing primarily through the ACE-Entrepreneurial web site and secondarily through friends and relatives. A New York 'State Notice' and 'Further State Notice' has been filed in January of 2001. The company is not aware of any other notices that have appeared in any news articles, press releases, wire releases, etc... within the last six months concerning the Company and its businesses and services, or this offering.

NETWORK DEVELOPMENT AND DESIGN

Prior to any network construction in a particular market, the Company's corporate development staff reviews the demographic, economic, competitive and telecommunications demand characteristics of the market. These characteristics generally include market location, the size of the telecommunications market, the economic prospects for the area. In addition, the Company also carefully analyzes demand information provided by IXCs, including demand for end user special access and volume of traffic from the LEC-CO and the IXC POPs. The Company also analyzes market size utilizing a variety of data, including available estimates of the number of interstate access and intrastate private lines in the region, which is available from the FCC.

If a particular market targeted for development is deemed to have sufficiently attractive demographic, economic, competitive and telecommunications demand characteristics, the Company's network planning and design personnel, working in conjunction with the Company design a large regional network targeted to provide access to the identified end-user.

The objective of the network design is to maximize revenue derived from service.

NETWORK CONSTRUCTION

The Company's networks are constructed to cost-effectively access areas of significant end user telecommunications traffic, as well as the POPs of most IXCs and the majority of the LEC-COs. The Company establishes with general requirements for network design including, engineering specifications, fiber type and amount, construction timelines and quality control.

The Company's engineering personnel provide project management, including contract negotiation and overall supervision of the construction, testing and certification of all facilities. The construction period for a new network varies depending upon the number of route miles to be installed, the initial number of buildings targeted for connection to the network, the general deployment of the network and other factors. Networks that the Company have generally become operational within six to ten months after the beginning of construction.

NETWORK OPERATING CONTROL CENTER

In the target market area in New York, the Company will build a NOCC that is equipped with state-of-theart system monitoring and control technology. The NOCC is a single point interface for monitoring all of the Company's networks and provisioning all services and systems necessary to operate the networks. The NOCC will support all of the Company's networks. The NOCC is designed to accommodate the Company's anticipated growth.

The NOCC is utilized for a variety of network management and control functions including monitoring, managing and diagnosing the Company's SONET networks, central office equipment, customer circuits and signals and the Company's switches and associated equipment. The NOCC is also the location where the Company provisions, coordinates, tests and accepts all orders for switched and dedicated circuit orders. In addition, the NOCC maintains the database for the Company's circuits and network availability. Network personnel at the NOCC also develop and distribute a variety of software utilized to manage and maintain the networks.

EQUIPMENT SUPPLY

The Company will purchase fiber optic transmission and other electronic equipment from Lucent, Fujitsu, Tellabs, and other suppliers at negotiated prices. The Company expects that fiber optic cable; equipment and supplies for the construction and development of its networks will continue to be readily available from Lucent, Fujitsu and other suppliers as required. The Company will negotiate multi-year contracts for equipment with Lucent, Fujitsu, and Tellabs. The Company will deploy switches and remote switching modules, which deliver full switching functionality, in each of their proposed markets. The Company plans to deploy switches or remote switching modules to be in all of its networks by 2005 and additional switches or remote switching modules in each of the Company's future networks.

CONNECTIONS TO CUSTOMER LOCATIONS

End-users will be connected by network backbone extensions to one of a number of physical rings of fiber optic cable, which originate and terminate at the Company's central office. Signals are sent simultaneously on both primary and alternate protection paths through a network backbone to the Company's central office. Customer equipment is connected to Company-provided electronic equipment generally located where customer transmissions are digitized, combined and converted to an optical signal. The traffic is then transmitted through the network backbone to the Company's central office where it can be reconfigured for routing to its ultimate destination on the network.

EMPLOYEES

The Company will employ full-time employees, in support of the Company's operations. At this point it is undeterminable how many or the timing of such staff and is predicated on the timing of financing. In the Company's early stages, the Company will use contract labor as much as possible to minimize costs. The company plans to retain services for a V.P. of Operations and a V.P. of Finance and Administration. Depending on the available time of the CEO and COO, initially; the degree to whichthey assume these roles is not determined. The Company intends to work within the constraints of the $250,000 salary cap for 2003.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings except for claims and lawsuits arising in the normal course of business. The Company does not believe that these claims or lawsuits will have a material effect on the Company's financial condition or results of operations.

COMPETITION

Although there are no providers of combined fiber optics, telecommunications, television, and ISP provider, the Company operates in a highly competitive environment and has no market share in any market in which it operates. In each of the areas to be served by the Company, services similar to those offered by the Company but with much lower quality are offered by the incumbent LEC serving that area. Incumbent LECs have long-standing relationships with their customers, have far greater technical and financial resources and provide services that the Company may not be authorized by state regulators to offer. See "Regulation--State Regulation." Following the enactment of the Telecommunications Act, there has been significant merger activity among the RBOCs, which will result in competitors with even greater financial resources and geographic scope than currently faced by the Company. In addition, in many markets, the incumbent LEC currently is excused from paying license or franchise fees or pays fees materially lower than those required to be paid by the Company.

While new business opportunities will be made available to the Company through the Telecommunications Act and other federal and state regulatory initiatives, regulators are likely to provide the incumbent LECs with an increased degree of flexibility with regard to pricing of their services as competition increases. If the incumbent LECs elect to lower their rates and can sustain lower rates over time, this may adversely affect the revenues of the Company by placing downward pressure on the rates the Company can charge. The Company believes the increased revenues available will offset this effect by offering new services, but if future regulatory decisions afford the incumbent LECs excessive pricing flexibility or other regulatory relief, such decisions could have a material adverse effect on the Company.

Competition for the Company's services are based on price, quality, network reliability, service features and responsiveness to customer needs. The Company believes that its management expertise, coupled with highly reliable, state-ofthe-art digital networks and back-office infrastructure, which offer significant transmission capacity at competitive prices, will allow it to compete effectively with the incumbent LECs, which may not yet have fully deployed fiber optic networks in many of the Company's target markets. The Company believes that the price their services at a modest discount compared to the prices of incumbent LECs while providing a higher level of customer service. The Company's networks provide diverse access routing and redundant electronics, design features not widely deployed by the incumbent LEC networks at the present time. However, as incumbent LECs continue to upgrade their networks, any competitive advantage held by the Company due to the superiority of its facilities may diminish.

Other current or potential competitors of the Company's networks include other CLECs, IXCs, wireless telecommunications providers, microwave carriers, satellite carriers, private networks built by large end users and cable television operators or utilities in markets in which the Company has not partnered with one or the other. In many markets to be served by the Company, one or more CLECs already are providing service. Furthermore, the three major IXCs have announced ambitious plans to enter the local exchange market. There is no assurance that these IXCs will choose to obtain local services from the Operating Companies in the Company's markets. In addition, the Telecommunications Act requires all local exchange providers, including new entrants, to offer their services for resale. See "Regulation--Telecommunications Act of 1996." This requirement permits companies to enter the market for local telecommunications services without investing in new facilities, thereby increasing the number of likely competitors in any given market, and enables the IXCs to provide local services by reselling the service of the incumbent LEC rather than using services provided by the Company.

Empire Telesystems will work to provide telecommunication services in newly constructed residential subdivisions by being the first to bring fiber directly into the home. Since ET's prime focus will be targeting markets where traditional telecommunication providers (RBOCs and CATV) have no network access via their own facilities, ET will become the sole provider for telecommunications by establishing contractual rights from developers by gaining the exclusive use of easements throughout the subdivision. Empire Telesystems will negotiate with developers that the Company will "pre-wire" all units in the residential subdivision in exchange for exclusive and sole rights to place our fiber optic cables in the trenches to provide telecommunication services. Land developers have the right to deny or grant access to any service provider to his/her subdivision. In reality this does not happen because in most regions of the country there is usually one telecommunication service provider for telephone and another for cable. Empire Telesystems will offer land developers a choice in picking their subdivision's telecommunications provider.

Developers will welcome the opportunity to choose some other company to place telecommunication cables because dealing with the RBOCs and traditional cable companies have delayed the finishing of the trench work for developers. When a developer opens a trench for underground utilities to be placed, it requires that there be coordination amongst three utilities for the proper placing of all necessary underground cables. (Electric, telephone, and cable TV.) Since most these utilities operate in monopolistic environment, their customer responsiveness is usually less than satisfactory for developers, which could delay the subdivision from, being serviced properly. Developers using Empire Telesystems for telecommunications will eliminate the need to coordinate with three utilities.

RBOC companies and Cable TV companies will not take the initiative to pre-wire residential units for distribution facilities for their services. This is the responsibility of the developer. In some cases the developer could hire the local phone company to place a network interface in each unit for plain old telephone service (of course the developer will be charged for time and materials to do such work.) ET, as cost of doing business will negotiate to pre-wire all units for telephone, cable TV, and computer networking at no cost to the developer only in exchange for access to lay ET fiber cable in the trenches.

REGULATION

OVERVIEW

Telecommunications services to be provided by the Company and its networks are subject to regulation by federal, state and local government agencies. At the federal level, the FCC has jurisdiction over interstate services, which could constitute a majority of the Company's services. Interstate services, for the purpose of determining FCC jurisdiction, are communications that originate in one state and terminate in another state or foreign country. State regulatory commissions exercise jurisdiction over intrastate services. Intrastate services are communications that originate and terminate in the same state. Additionally, municipalities and other local government agencies may regulate limited aspects of the Company's business, such as use of rights- of-way.

TELECOMMUNICATIONS ACT OF 1996

On February 8, 1996, the Telecommunications Act of 1996 was signed into law and is considered to be the most comprehensive reform of the nation's telecommunications laws since the Communications Act of 1934. The Telecommunications Act will result in substantial changes in the marketplace for voice, data and video services. These changes will open the local exchange market to competition and will result in a substantial increase in the addressable market for the Company's networks. Among its more significant provisions, the Telecommunications Act (i) removes legal barriers to entry in local telephone markets, (ii) requires incumbent LECs to "interconnect" with competitors, (iii) establishes procedures for incumbent LEC entry into new markets, such as long distance and cable television, (iv) relaxes regulation of telecommunications services provided by incumbent LECs and all other telecommunications service providers, and (v) directs the FCC to establish a subsidy mechanism for the preservation of universal service.

Removal of Entry Barriers

Prior to enactment of the Telecommunications Act, many states limited the services that could be offered by a company competing with the incumbent LEC. See "--State Regulation." In these states, the incumbent LEC retained a monopoly over basic local exchange services pursuant to state statute or regulatory policy. In states with these legal barriers to entry, the Company had been limited to the provision of dedicated telecommunications services, which constitutes only a small portion of the local telephone market.

The Telecommunications Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing interstate or intrastate telecommunications services. States retain jurisdiction under the Telecommunications Act to adopt laws necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers.

This provision of the Telecommunications Act should enable the Company to provide a full range of local telecommunications services in any state. The Company will continue their policy of not providing long distance services that compete with the major IXCs in order to enable the Company to work with IXCs to provide an integrated local and long distance service offering to end users. Although the Company will be required to obtain certification from the state regulatory commission in almost all cases, the Telecommunications Act limits substantially the ability of a state commission to deny a request for certification filed by a Company. While this provision of the Telecommunications Act expands significantly the markets available to the Company, it also reduces the barriers to entry by other potential competitors and therefore increases the level of competition the Company will face in all their markets. See "Competition."

Access and Interconnection with LEC Facilities

A company cannot compete effectively with the incumbent LEC in the market for switched local telephone services unless it is able to connect its facilities with the incumbent LEC and obtain access to certain essential services and resources under reasonable rates, terms and conditions. Incumbent LECs historically have been reluctant to provide these services voluntarily and generally have done so only when ordered to by state regulatory commissions.

The Telecommunications Act imposes a number of access and interconnection requirements on all local exchange providers, including CLECs, with additional requirements imposed on incumbent LECs. These requirements will provide access to certain networks under reasonable rates, terms and conditions. Specifically, LECs must provide the following:

Telephone Number Portability. Telephone number portability enables a customer to keep the same telephone number when the customer switches local exchange carriers. New entrants are at a competitive disadvantage without telephone number portability because of inconvenience and costs to customers that must change numbers.

Dialing Parity. All LECs must provide dialing parity, which means that a customer calling to or from a CLECnetwork cannot be required to dial more digits than is required for a comparable call originating and terminating on the LEC's network.

Reciprocal Compensation. The duty to provide reciprocal compensation means that LECs must terminate calls that originate on competing networks in exchange for a given level of compensation and that they are entitled to termination of calls that originate on their network for which they must pay a given level of compensation.

Resale. A LEC may not prohibit or place unreasonable restrictions on the resale of its services. In addition, incumbent LECs must offer services to resellers at a wholesale rate that is less than the retail rate charged to end users.

Access to Rights-of-Way. A LEC must provide access to its poles, ducts, conduits and rights-of-way on a reasonable, nondiscriminatory basis.

Unbundling of Network Services. Incumbent LECs must offer unbundled access to the various elements of their network. This requirement allows new entrants to purchase elements of an incumbent LEC's network that may be necessary to provide service to customers not located in the new entrants' networks.

On July 2, 1996 the FCC released its First Report and Order and Further Notice of Proposed Rulemaking promulgating rules and regulations to implement Congress' statutory directive concerning number portability (the "Number Portability Order"). The FCC ordered all LECs to begin phased development of a long-term service provider portability method in the 100 largest Metropolitan Statistical Areas ("MSAs") after October 1, 1997, and to complete deployment in those MSAs by December 31, 1998. Number portability must be provided in those areas by all LECs to all requesting telecommunications carriers. After December 31, 1998, each LEC must make number portability available within six months after receiving a specific request by another telecommunications carrier in areas outside the 100 largest area MSAs in which the requesting carrier is operating or plans to operate. Until long-term service portability is available, all LECs must provide currently available number portability measures as soon as reasonably possible after a specific request from another carrier. As new carriers are at a competitive disadvantage without telephone number portability, the Number Portability Order should enhance the Company's ability to offer service in competition with the incumbent LECs, but it is uncertain how effective these regulations will be in promoting number portability. The Number Portability Order does not address how the costs of implementing long-term service portability will be recovered. This issue is subject to an additional comment period and is not expected to be decided until 1997. Further, the Number Portability Order is subject to Petitions for Reconsideration filed at the FCC. To the extent that the outcome of the Petitions results in new rules that decrease the LEC obligation to provide number portability or increase the CLEC obligation to pay for number portability, changes to the Number Portability Order could decrease the Company's ability to offer service in competition with the incumbent LECs. The FCC released its First Report and Order and Second Report and Order and Memorandum Opinion and Order promulgating rules and regulations to implement Congress' statutory directive concerning the interconnection of CLEC and incumbent LEC networks and incumbent LEC pricing of unbundled elements (the "Local Competition Orders"). The Local Competition Orders adopt a national framework for interconnection but leave to the individual states the task of implementing the FCC's rules. Because implementation of the Local Competition Orders will be at the state level, it is uncertain how these new requirements will affect the Company. The Local Competition Orders indicate that the FCC intends to take up access charge reform with new rules in place as early as the first quarter of 1997. To the extent that the Local Competition Orders reduce the ability of incumbent LECs to impose non-cost-based access charges of IXCs, the Company's competitive advantage in providing customers with access services will decrease. However, to the extent that CLECs are able to interconnect with incumbent LEC networks on favorable terms, the Company's ability to provide competitive local exchange services will increase. The First Report and Order of the Local Competition Orders is subject to Petitions for Reconsideration filed at the FCC and Petitions for

Review filed at the United States Court of Appeals for the Eighth Circuit. Additionally, the Eighth Circuit has granted a temporary stay of the First Report and Order pending a decision on the issue of whether to stay the Order until the court acts on all pending appeals. Oral argument on whether the stay should be continued. The Eighth Circuit had not issued a decision on whether to continue the stay. To the extent that one or more of the stay motions are granted or that the outcome of these Petitions results in new rules, the Company's ability to provide competitive local exchange services could decrease.

Although the Number Portability Order, the Local Competition Orders and the underlying statutory requirements are intended to benefit new entrants in the local exchange market, such as the Company, it is uncertain howeffective these requirements will be until state regulators begin to implement the FCC's requirements. In particular, if CLECs are unable to obtain favorable agreements with the incumbent LEC regarding call termination and resale of incumbent LEC facilities and services through negotiation with the incumbent LEC or arbitration at state public utility commissions, there is a diminished likelihood that an Operating Company will be successful in its local exchange market. In addition, the ability of CLECs to resell incumbent LEC services obtained at wholesale rates may permit some CLECs to compete with the Operating Companies without investing in facilities. Moreover, these requirements place burdens on a Company when it provides switched local exchange services that will benefit potential competitors. In particular, the obligation to offer services for resale means that a company can resell the Company's services without investing in facilities, although unlike incumbent LECs, the Company is not required to offer services for resale at discounted rates. Similarly, the obligation to provide access to rights-of-way is of limited benefit to the Company, which already has such access through their Local Partners, but benefits other potential competitors to a far greater degree.

LEC Entry into New Markets

The Company's principal competitor in each market it enters is the incumbent LEC. See "Competition." Prior to enactment of the Telecommunications Act, incumbent LECs generally were prohibited from providing cable television service pursuant to the "telco/cable cross-ownership prohibition" contained in the Communications Act of 1934, although the prohibition had been stayed by several courts and was not being enforced by the FCC. In addition, the RBOCs generally were prohibited by the MFJ (as defined) from providing interLATA (i.e., long distance) services within the region in which they provide local exchange service.

The Telecommunications Act repeals the telco/cable cross-ownership prohibition and permits incumbent LECs to provide cable television service. Prior to the Telecommunications Act repeal, some LECs were investing in fiber optic networks on a limited basis through the FCC's "video dialtone" regulatory regime. With the telco/cable cross ownership prohibition removed, incumbent LECs are more likely to invest in fiber optic networks because those facilities will be able to generate a revenue stream previously unavailable on a widespread basis to the incumbent LECs. While incumbent LEC entry into thevideo market may be the motivating factor for construction of new facilities, these facilities also can be used by an incumbent LEC to provide services that compete with the Company's networks.

The Telecommunications Act also eliminates the prospective effect of the MFJ and establishes procedures under which an RBOC can enter the market for interLATA services within its telephone service area. Before an RBOC can enter the interLATA market, it must enter into a state-approved interconnection agreement with a company that provides local exchange service to business and residential customers predominantly over its own facilities. Alternatively, if no such competitor requests interconnection, the RBOC can request authority to provide interLATA services if it offers interconnection under stateapproved terms and conditions. The interconnection offered or provided by the RBOC must comply with a "competitive checklist" that is comparable to the interconnection requirements discussed above. See "--Access and Interconnection with LEC Facilities."

The ability of the RBOCs to provide interLATA services enables them to provide customers with a full range of local and long distance telecommunications services. The provision of interLATA services by RBOCs is expected to reduce the market share of the major long distance carriers, who are the Company's networks' primary customers. Consequently, the entry of the RBOCs into the long distance market may have adverse consequences on the ability to generate revenues from the IXCs.

Relaxation of Regulation

A long-term goal of the Telecommunications Act is to increase competition for telecommunications services, thereby reducing the need for regulation of these services. To this end, the Telecommunications Act requires the FCC to streamline its regulation of incumbent LECs and permits the FCC to forbear from regulating particular classes of telecommunications services or providers. Since the Company is a non-dominant carrier and, therefore, is not heavily regulated by the FCC, the potential for regulatory forbearance likely will be more beneficial to the incumbent LECs than the Company in the long run. Pursuant to the forbearance provisions of the Telecommunications Act, the Company has filed a petition requesting that the FCC reinstate its forbearance policy with regard to tariff filing requirements for competitive providers of interstate access services, such as the

Company. See "--Federal Regulation." This would relieve the Company of its biggest existing federal regulatory burden. The FCC has not set a timetable for action on the Company's petition.

The Telecommunications Act eliminates the requirement that LECs obtain FCC authorization before constructing new facilities for interstate services. The Telecommunications Act also limits the FCC's ability to review LEC tariff filings. These changes will increase the speed with which incumbent LECs are able to introduce new service offerings and new pricing of existing services, thereby increasing the incumbent LECs' ability to compete with the Company.

Preservation of Universal Service

One of the primary goals of the original Communications Act of 1934 was to extend telephone service to all the citizens of the United States. This goal has been achieved largely by keeping the rates for basic local exchange service at a reasonable level. It was traditionally thought that incumbent LECs were able to keep basic residential rates reasonable by subsidizing them with revenues from business and IXC customers, and by subsidizing rural service at the expense of urban customers. The existence and level of these subsidies has been widely disputed in recent years because they are so difficult to quantify.

The Telecommunications Act continues the goal of advancing and preserving universal service by requiring the FCC to establish an explicit mechanism for subsidizing service to those who might otherwise drop off the public switched network. Although the FCC will determine the details, all carriers will be required to contribute and carriers that serve eligible customers will be able to receive subsidies. In addition, subsidies likely will be available for companies that provide service to schools, libraries and hospitals.

Depending on how the FCC implements its statutory mandate, this subsidy mechanism may provide an additional source of revenue to those LECs willing and able to provide service to markets that are less desirable, either because of the high cost of providing service or the limited revenues that might be available. This could be advantageous to the Company or it could be beneficial to the Company's competitors, depending on the geographic areas and type of customers for which subsidies are available. For example, if distributions are limited to companies that provide service to residential customers, the Company may contribute more than it receives from the universal service fund due to its focus on business customers.

FEDERAL REGULATION

Through a series of regulatory proceedings, the FCC has established different levels of regulation for "dominant carriers" and "non-dominant carriers." Only incumbent LECs are classified as dominant; all other providers of domestic interstate services, including the Company, are classified as non-dominant carriers. As non-dominant carriers, the Company is subject to relatively limited regulation by the FCC. The Company must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory, subject to the complaint provisions of the Communications Act of 1934, as amended.

The U.S. Supreme Court rejected the FCC's policy of forbearing from requiring non-dominant carriers to file tariffs and its policy of permitting carriers to file tariffs listing a range of rates for each service was rejected by the U.S. Court of Appeals for District of Columbia Circuit. Under the Telecommunications Act, the FCC has authority to reinstate its forbearance policy for non-dominant carriers.

The FCC has adopted rules requiring incumbent LECs to provide "virtual collocation" to CAPs for the purpose of interconnecting their competing networks. These rules enable the Company to carry a portion of a customer's interstate traffic to an IXC even if the customer is not located on the Company's network. The LECs have proposed interconnection rates that are being investigated by the FCC to determine whether they are excessive. If the FCC orders the incumbent LECs to reduce these rates, collocation will be a more attractive option for CLECs. Under the Local Competition Order, incumbent LECs will be required to provide both virtual collocation and actual collocation at their switching offices.

Under the Telecommunications Act, a Company may become subject to additional federal regulatory obligations when it provides local exchange service in a market. All LECs, including CLECs, must make their services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. In addition, the Telecommunications Act requires all telecommunications carriers to contribute to the universal service mechanism established by the FCC and to ensure that their services are accessible to and usable by persons with disabilities.

Because the states have not yet implemented the FCC's rules under the Telecommunications Act, it is uncertain how burdensome these requirements will be for the Company. The obligation to provide services for resale by others potentially limits any competitive advantage held by the Company by virtue of its state-of-the-art facilities because other carriers, including the incumbent LEC and the IXCs, can simply resell the Company's services. Similarly, the obligation to provide access to rightsof-way benefits certain competitors more than the Company, which already has such access through its Local Partners. Most of the other obligations impose costs on the Company that also will be borne by competing carriers so the competitive implication of these requirements should not be significant if they are implemented fairly.

As part of its decision requiring incumbent LECs to provide virtual collocation, the FCC also granted incumbent LECs flexibility to reduce their rates for interstate access services in markets where a CAP is collocated. This flexibility includes the ability to offer volume and term discounts and to de-average access rates in different "zones" in a state based on the level of traffic. In addition, the FCC has granted two incumbent LECs further flexibility in their most competitive markets and the FCC could grant in the future similar waivers in markets served by the Operating Companies. The FCC also is considering granting incumbent LECs additional pricing flexibility in its pending proceeding regarding incumbent LEC price caps. With the passage of the Telecommunications Act and the anticipated increase in the level of competition faced by incumbent LECs, the FCC could grant incumbent LECs substantial pricing flexibility with regard to interstate access services. It is also anticipated that the prices incumbent LECs charge for access services will be substantially reduced as a result of the FCC's reform of the current access charge regime and the adoption of universal service rules. To the extent these regulatory initiatives enable or require incumbent LECs to offer selectively reduced rates for access services, the rates the Company may charge for access services will be constrained. The Company's rates also will be constrained by the fact that competitors other than the incumbent LECs are subject to the same streamlined regulatory regime as the Company and can price their services to meet competition.

STATE REGULATION

Most state public utility commissions require companies that wish to provide intrastate common carrier services to be certified to provide such services. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services in a manner consistent with the public interest.

The Company will be certificated to provide telecommunications services in any or none of the 47 other continental states outside of New York as markets expand. The New York Company will apply for initial operating authority before the New Jersey Board of Public Utilities. The certificates in New York or other states will permit the Company to provide a full range of local telecommunications services, including basic local exchange service. In light of the Telecommunications Act, the Company will request removal of any restrictions that could exist on its certificates in the remaining states and anticipate that requests will be granted. See "--Telecommunications Act of 1996--Removal of Entry Barriers." In addition, the Telecommunications Act will enable the Company to enter new states providing a full range of local services upon certification. In certain states, the Company may be subject to additional state regulatory requirements, including tarifffiling requirements, in order to begin offering the telecommunications services for which such entities could be certificated. Many states also may have additional regulatory requirements such as reporting and customer service requirements and universal service contributions.

In addition to obtaining certification, a Company must negotiate terms of interconnection with the incumbent LEC before it can begin providing switched services. Most states in which the Company could operate have not adopted rules governing the interconnection of competing networks. Under the Telecommunications Act, the FCC has adopted interconnection requirements. See "--Telecommunications Act of 1996--Access and Interconnection with LEC Facilities." These rules establish guidelines for the states to follow when reviewing interconnection agreements and should greatly facilitate the negotiation of interconnection agreements, although it is anticipated that some incumbent LECs may remain reluctant to comply with interconnection requests, thereby delaying the Company's ability to provide switched services. State regulators are generally responsible for resolving any disputes that cannot be resolved through negotiation between carriers.

The Company is not presently subject to price regulation or rate of return regulation in any state, although there can be no assurance this will not change when the Company begins providing switched services in some states. In most states, a Company is required to file tariffs setting forth the terms, conditions and prices for intrastate services. In some states, a Company's tariff lists a rate range or set prices on an individual case basis.

Several states have allowed incumbent LECs rate and tariff flexibility, particularly for services deemed subject to competition. This pricing flexibility increases the ability of the incumbent LEC to compete with a Company and constrains the rates a Company may charge for its services. In light of the additional competition that is expected to result from the Telecommunications Act, states may grant incumbent LECs additional pricing flexibility. At the same time, some incumbent LECs may request increases in local exchange rates to offset revenue losses due to competition.

LOCAL GOVERNMENT AUTHORIZATIONS

The Company may be required to obtain from municipal authorities, street opening and construction permits to install and expand its fiber optic networks in certain cities. In some cities, the Company may already possess the requisite authorizations to construct or expand the Company's networks. The Company also must obtain a license to attach facilities to utility poles in order to build and expand facilities. Because utilities that are owned by a cooperative or municipality are not subject to federal pole attachment regulation, there are no assurances that the Company will be able to obtain pole attachments from these utilities at reasonable rates, terms and conditions.

In some of the areas where the Company provides service, they must pay license or franchise fees based on a percent of gross revenue. In addition, in areas where the Company does not use facilities, the Company may be required to pay such fees. There are no assurances that certain municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that, following the expiration of possible franchises; fees will remain at their current levels. In many markets, other companies providing local telecommunications services, particularly the incumbent LECs, currently are excused from paying license or franchise fees or pay fees that are materially lower than those that may be required to be paid by the Company. The Telecommunications Act requires municipalities to charge nondiscriminatory fees to all telecommunications providers, but it is uncertain how quickly particular municipalities in which the Company operates or plans to operate will implement this requirement or whether it will be implemented without a legal challenge initiated by the Company or another CLEC.

If any of the expected Fiber Agreements held by the Company for a particular market were terminated prior to its expiration date and the Company were forced to remove its fiber optic cables from the streets or abandon its network in place, even with compensation, such termination could have a material adverse effect on the Company.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

All directors and executive officers of the Company will devote 5 hours per week to company affairs of soliciting investors, and begin telecommunications operations whereby the officers would once financing became available devote 25% of their work day, 10 hours per week to company affairs. The executive officers are:

NAME	AGE	POSITION
Joseph Paoloni.............	46	Co-chairman, Chief Executive Officer and CFO
Joseph Ruggiero............	31	Co-Chairman, Chief Operating Officer and President

Within 90 days of the consummation of the Offering and pursuant to NASDAQ National Market requirements, the Company intends to identify and elect one new Director, of who will be a dependent director who will be an employee of the Company.

The bylaws of the Company provide that the Board of Directors shall consist of a minimum of three and a maximum of 7 directors, such number to be determined from time to time by the Board of Directors. The Board of Directors currently consists of two members. All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Executive officers serve at the discretion of the Board of Directors.

Joseph Paoloni is the Co-Chairman of the Board of the Company. He also is the co-founder, Chief Executive Officer and Chief Financial Officer. Mr. Paoloni has worked in all aspects of businesses since 1973. Among his business and community service activities, Mr. Paoloni is Councilman of the Town of Wappinger, Wappingers Falls, New York and a Demand and Supply Manager for Ciba Specialty Chemicals. He graduated from Columbia University with an M.S. in Engineering and holds an M.B.A. in Finance from Fordham University with beta sigma gamma honors. His experience ranges from research and development, engineer, sales representative, investment banker, manager of financial planning and analysis, manager purchasing research, production planner, inventory management, and designer of computer systems and databases.

Joseph Ruggiero is the Co-Chairman of the Board of the Company, Chief Operating Officer, President of the Company, and co-founder. He has worked with Bell Atlantic from 1991-1998 and with MFN Telecommunications from 1998 to June 2000. Mr. Ruggiero graduated from SUNY Institute of Technology at Utica-Rome in 1990 and received a B.S. in Engineering. Among his business and community service activities, Mr. Ruggiero is the Town of Wappinger Supervisor, Wappingers Falls, New York.

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding compensation to be paid by the Company for services rendered during the Company's first operating fiscal year, anticipated to be 2003, to the Company's President and Chief Executive officer whose total annual salary is set at $40,000.

NAME AND PRINCIPAL POSITION(A)	FISCAL YEAR	SALARY	BONUS	ALL OTHER COMPENSATION
Joseph Paoloni...........	2003	$40,000	$ --	$ --
Joseph Ruggiero...........	2003	$40,000	--	--

The executive compensation could be increased by the degree they assume operational roles in engineering, finance and administration to help stay within the $250K salary cap guideline for 2003.

BOARD COMMITTEES

The Special Nominating Committee of the Board of Directors was established in September 2000 and consists of the following members: Joseph Paoloni and Joseph Ruggiero. The Special Nominating Committee is empowered to expand the number of seats on the Board of Directors from two to 7 at any time prior to the next annual meeting of the stockholders of the Company, and to fill the vacancies created thereby. In addition to other actions it may have, it is expected that within the 90 days of the consummation of the Offerings, the Special Nominating Committee will expand the number of seats on the Board of Directors by one and fill the vacancies created thereby with dependent person who will be an employee of the Company. Such appointments will meet the requirements for quotation on the NASDAQ National Market and will avoid liquidated damages under the Indenture for the Senior Notes. See "--Directors and Executive Officers."

Effective upon the consummation of the Offerings, the Board of Directors expects to appoint a Compensation Committee that will establish salaries, incentives and other forms of compensation for officers and employees of the Company and administer the Company's 2003 Plan.

The Audit Committee, which will also be established following the Offerings as provided above, will review, act on and report to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees paid to auditors, the performance of the Company's auditors and the accounting practices of the Company.

DIRECTOR COMPENSATION

The directors do not currently receive any compensation for services rendered to the Company in their capacities as directors.

EMPLOYMENT CONTRACTS

The Company does not expect to enter into any other contracts or employment agreements until after the financing is completed and successful.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Board of Directors currently does not, and during Fiscal 2001 or 2002 did not have a Compensation Committee. Consequently, all Directors have participated in deliberations concerning executive officer compensation, including decisions relative to their own compensation. See "Certain Relationships and Transactions."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND NEW YORK LAW

New York General Corporation Law

Although the Company's Certificate of Incorporation currently provides that the Company is not subject to Section 903 of the New York General Corporation Law ("Section 903"), the Company could become subject to Section 203 through stockholder action in the future. Section 903, subject to certain exceptions, prohibits a New York corporation, the voting stock of which is generally publicly traded (i.e., listed on a national securities exchange or authorized for quotation on an inter-dealer quotation system of a registered national securities association) or held of record by more than 2,000 stockholders, from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the Board of Directors of the corporation approved either such business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (y) by persons who are directors and also officers and (z) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, such business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 903 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transactions involving the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 903 defines an interested stockholder as any entity or person beneficially owning (or within the past 3 years having owned) 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation

In addition to the voting rights of the Class A Common Stock described above, the Company's Certificate of Incorporation, as amended, by means of a "blank check preferred" provision authorizes the Board of Directors, at any time, to divide any or all of the shares into one or more series and to fix and determine the number of shares and the designation of such series so as to distinguish it from the shares of all other series. Further, the Board of Directors, when issuing a series of Preferred Stock, may fix and determine the voting rights, designations, preferences, qualifications, privileges, limitations, options, conversion rights, restrictions and other special or relative rights of the Preferred Stock of such series.

This blank check preferred provision gives the Board of Directors flexibility in dealing with methods of raising capital and responding to possible hostile takeover attempts. The provision may have the effect of making it more difficult for a third party to acquire the Company, discourage a third party from attempting to acquire the Company or deter a third party from paying a premium to acquire a majority of the outstanding voting stock of the Company. Additionally, depending on the rights and preferences of any series of Preferred Stock issued and outstanding, the issuance of Preferred Stock may adversely affect the voting and other rights of the holders of the Common Stock, including the possibility of the loss of voting control to others.

For a discussion of the effects of the disproportionate voting rights of the Class A Common Stock and Class B Common Stock, see "Risk Factors--Control by Principal Stockholder" and "Description of Capital Stock--Common Stock."

DIVIDEND RESTRICTIONS

The terms of the Indenture for the Senior Notes contain restrictions on the ability of the Company to pay dividends on the Common Stock. The payment of dividends on the Common Stock is also subject to the preferences that may be applicable to any then outstanding Preferred Stock.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Stock will be announced at the completion of this offering.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to "Non-United States Holders." A "Non-United States Holder" is any beneficial owner of Class A Common Stock that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Code. This discussion is based on the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Prospective investors are urged to consult with their tax advisors regarding the United States federal, state and local income and other tax consequences, and the non-United States tax consequences, of owning and disposing of Class A Common Stock.

DIVIDENDS

Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under proposed United States Treasury regulations not currently in effect, a Non- United States Holder would be required to file certain forms accompanied by a statement from a competent authority of the treaty country in order to claim the benefits of a tax treaty. Dividends paid to a holder with an address within the United States generally will not be subject to withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder.

Dividends received by a Non-United States Holder that is effectively connected with a United States trade or business conducted by such Non-United States Holder is exempt from withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States resident. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF ORDINARY COMMON STOCK

A Non-United States Holder generally will not be subject to United States federal income tax with respect to a gain realized upon the sale or a disposition of Class A Common Stock unless: (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) the Non-United States Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such sale or disposition occurs and certain other conditions are met, or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period and certain other conditions are met. The Company has determined that it is not, has not been for the last five years, and does not believe that it will become a "United States real property holding corporation" for federal income tax purposes. If a Non-United States Holder falls under clause (i) above, the Non- United States holder will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates (and, with respectto corporate Non-United States Holders, may also be subject to the branch profits tax described above). If an individual Non-United States Holder falls under clause (ii) above, the Non-United States Holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by United States capital losses recognized within the same taxable year of such sale.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

Unless the Company has actual knowledge that a holder is a non-United States person, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an exempt recipient as defined in Treasury Regulation Section 1.6049-4(c)(1)(ii) (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. Backup withholding will generally not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person.)

If the proceeds of the disposition of Class A Common Stock by a Non-United States Holder are paid over, by or through a United States office of a broker, the payment is subject to information reporting and to backup withholding at a rate of 31% unless the disposing holder certifies as to its name, address and status as a Non-United States Holder under penalties of perjury or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (a) the payment is made through an office outside the United States of a broker that is either (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business, and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain conditions are met or that the holder otherwise is entitled to an exemption.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to 31% backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

The United States Treasury has recently issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. If finalized in their current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

ESTATE TAX

An individual Non-United States Holder who is treated as the owner of Class A Common Stock at the time of his or her death or has made certain lifetime transfers of an interest in Class A Common Stock will be required to include the value of such Class A Common Stock in his or her gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

EXPERTS

The financial statements as of March 30, 2002 included in this prospectus were NOT audited by an independent auditor or subject to an independent audit and the financial statements of the company have been prepared by management without audit.

EXEMPTION FROM BROKER-DEALER

Joe Ruggiero and Joe Paoloni will offering securities on behalf of the Company and will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. They shall not be deemed to be a broker solely by reason of their participation in the sale of the securities of the issuer because they will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and is not at the time of their participation an associated person of a broker or dealer; and they are not subject to a statutory disqualification, as that term is defined in section3(a)39 of the Act, at the time of their participation; and the two officers, Ruggiero and Paoloni restrict their participation to transactions involving offers and sales of securities:

A. To a registered broker or dealer; a registered investment company (or registered separate account); an insurance company; a bank; a savings and loan association; a trust company or similar institution supervised by a state or federal banking authority; or a trust for which a bank, a savings and loan association, a trust company, or a registered investment adviser either is the trustee or is authorized in writing to make investment decisions; or

B. That are exempted by reason of section 3(a)7, 3(a)9 or 3(a)10 of the Securities Act of 1933 from the registration provisions of that Act; or

C. That are made pursuant to a plan or agreement submitted for the vote or consent of the security holders who will receive securities of the issuer in connection with a reclassification of securities of the issuer, a merger or consolidation or a similar plan of acquisition involving an exchange of securities, or a transfer of assets of any other person to the issuer in exchange for securities of the issuer; or

D. That are made pursuant to a bonus, profit-sharing, pension, retirement, thrift, savings, incentive, stock purchase, stock ownership, stock appreciation, stock option, dividend reinvestment or similar plan for employees of an issuer or a subsidiary of the issuer;

Additionally, Joe Ruggiero and Joe Paoloni meet all of the following conditions:

A. They perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

B. They were not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

C. They do not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

Furthermore, should others become involved in the offering of securities. The associated would also be exempt because that person restricts his participation to any one or more of the following activities:

A. Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; Provided, however, that the content of such communication is approved by a partner, officer or director of the issuer;

B. Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, That the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or

Performing ministerial and clerical work involved in effecting any transaction.

APPENDIX A

GLOSSARY

Access Charges--The fees paid by long distance carriers to LECs for originating and terminating long distance calls over the LECs' local networks.

ATM (Asynchronous Transfer Mode)--A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video (sometimes referred to as "multi-media" information) at varying rates. The ATM format can be used by many different information systems, including LANs.

Broadband--Broadband communications systems can transmit large quantities of voice, data and video by way of digital or analog signals. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast television station signal, that transmits high-resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

CAP (Competitive Access Provider)--A company that provides its customers with an alternative to the incumbent local telephone company for local transport of private line, special access and interstate transport of switched access telecommunications services. CAPs are also referred to in the industry as alternative local telecommunications service providers (ALTs), metropolitan area network providers (MANs) and alternative access vendors (AAVs).

Central Offices or LEC-COs--The switching centers or central switching facilities of the LECs or CLECs.

Centrex--Centrex is a service that offers features similar to those of a Private Branch Exchange (PBX), except the equipment is located at the carrier's premises and not at the premises of the customer. These features include direct dialing within a given phone system, direct dialing of incoming calls, and automatic identification of outbound calls. This is a value-added service that LECs and CLECs can provide to a wide range of customers who do not have the size or the funds to support their own on-site PBX.

CLEC (Competitive Local Exchange Carrier)--A CAP that also provides switched local telecommunications services.

Collocation--The ability of a CAP, IXC or end user to connect its network to a LEC-COs. Physical collocation occurs when a CAP places its network connection equipment inside the LEC-COs. Virtual collocation is an alternative to physical collocation pursuant to which the LEC permits a CAP to connect its network to the LEC-COs on comparable terms, even though the CAP's network connection equipment is not physically located inside the central offices.

Dedicated Lines--Telecommunications lines dedicated or reserved for use exclusively by particular customers along predetermined routes (in contrast to telecommunications lines within the public switched network).

Digital--A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary code digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Digital transmission and switching technologies offer a threefold improvement in speed and capacity over analog techniques, allowing much more efficient and cost-effective transmission of voice, video and data.

Dialing Parity--Dialing parity exists when a customer calling to or from the network of a CLEC is not required to dial any more digits than for a comparable call originating and terminating on the incumbent LEC's network.

Diverse Access Routing--A telecommunications network configuration in which signals are transported simultaneously along two different paths so that if one cable is cut, traffic can continue in the other direction without interruption to its destination. The Company's networks generally provide diverse access routing.

DS-0, DS-1, DS-3--Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of up to 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 45 megabits per second.

FCC--Federal Communications Commission

Fiber Mile--The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "route mile" below.

Fiber Optics--Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet is said to have more bandwidth capacity than copper cable the size of a telephone pole.

Fiber Optic Ring Network--Most CAPs have built their networks in ring configurations in order to ensure that, if one segment of a network is damaged or cut, the traffic is simply re-routed and sent to its destination in the opposite direction. The Company uses a "self-healing" optical fiber ring architecture known as SONET.

Frame Relay--Frame relay is a high-speed data packet switching service used to transmit data between computers. Frame relay supports data units of variable lengths at access speeds ranging from 56 kilobits to 1.5 megabits. This service is appropriate for connecting LANs, but is not appropriate for voice and video applications due to the variable delays, which can occur. Frame relay was designed to operate at higher speeds on modern fiber optic networks.

Frame Relay Service--Data communications service that functions as a fast packet transport service of variable length data packets between customer designated locations and supports the establishment of software defined logical connections and circuits that act as private facilities on a public platform.

Hubs--Collection centers located centrally in an area where telecommunications traffic can be aggregated at a central point for transport and distribution.

Interconnection Decisions--Rulings by the FCC announced in September 1992 and August 1993, which require the RBOCs and most other LECs to provide interconnection in LEC-COs to any CAP, IXC or end user seeking such interconnection for the provision of interstate special access and switched access transport services.

InterLATA Calls--InterLATA calls are calls that pass from one LATA to another. Typically, these calls are referred to as long distance calls. The Telecommunications Act establishes procedures under which the RBOCs can receive authority to provide interLATA services.

IntraLATA Calls--IntraLATA calls, also known as short haul calls, are those calls that originate and terminate within the same LATA. All states allow intraLATA competition, but dialing parity still does not exist in most states and very little LEC intraLATA revenue has been won by competitors.

IXC (Interexchange or Long Distance Carriers)--Usually referred to as long distance carriers. There are many facilities-based IXCs, including AT&T, MCI, WorldCom and Sprint, as well as a few CAPs that provide interexchange service.

Kilobit--One thousand bits of information. The information-carrying capacity (i.e., bandwidth of a circuit may be measured in "kilobits per second.")

LANs (Local Area Networks)--The interconnection of computers for the purpose of sharing files, programs and various devices such as work stations, printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

LATAs--The geographically defined Local Access and Transport Areas in which LECs are authorized by the MFJ to provide local exchange services. These LATAs roughly reflect the population density of their respective states (for example California has 11 LATAs while Wyoming has one). There are 164 LATAs in the United States.

LEC (Local Exchange Carrier)--A company providing local telephone services.

LEC-CO--Local Exchange Carrier's Central Office.

Local Exchange Areas--A geographic area determined by the appropriate state regulatory authority in which local calls generally are transmitted without toll charges to the calling or called party.

Megabit--One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

MFJ (Modified Final Judgment)--The MFJ was a consent decree entered into in 1982 between AT&T and the Department of Justice which forced the breakup of the old Bell System through the divestiture of the seven separate Regional Bell Operating Companies (RBOCs) from AT&T. Divestiture resulted in two distinct segments of the telecommunications service market: local and long distance. This laid the groundwork for intense competition in the long distance industry, but essentially created seven separate regionally based local exchange service monopolies. The Telecommunications Act removes most MFJ restrictions on a prospective basis from AT&T and the RBOCs.

Network Systems Integration--Involves the creation of a turnkey telecommunications network including (i) route and site selection and obtaining rights of way and legal authorizations to install the network; (ii) design and engineering of the system, including technology and vendor assessment and selection, determining fiber optic circuit capacity, and establishing reliability/flexibility standards; and (iii) project and construction management, including contract negotiations, purchasing and logistics, installation as well as testing and construction management.

Number Portability--The ability of an end user to change local exchange carriers while retaining the same telephone number.

Off-Net--A customer that is not physically connected to one of the Company's networks but who is accessed through interconnection with a LEC network.

On-Net--A customer that is physically connected to one of the Company's networks.

Overlash--An aerial cable construction technique that involves the attachment of a new cableto an existing cable by placing the new cable beside the existing cable, and lashing (or binding) the two cables together by means of a lashing wire that is wrapped around both cables. This technique allows for the addition of new cable facilities utilizing existing pole attachments without the requirement for additional space on the pole.

PCS (Personal Communications Service)--A type of wireless telephone system that uses light, inexpensive handheld sets and communicates via low power antennas.

PBX--A Private Branch Exchange is a switching system within an office building, which allows calls from outside to be routed directly to the individual or through a central number. A PBX also allows for calling within an office by way of four digit extensions. Centrex is a service, which can simulate this service from an outside switching source, thereby eliminating the need for a large capital expenditure on a PBX.

Physical Collocation--Physical Collocation occurs when a CAP places its own network connection equipment inside the LEC-CO. The Telecommunications Act gives the FCC authority to mandate physical collocation. See Virtual Collocation.

POPs (Points of Presence)--Locations where an IXC has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that IXC.

Private Line--A private, dedicated telecommunications connection between different end user locations (excluding IXC POPs).

Private Line Data Interconnect Service--A data transport service utilizing data products and private line facilities that are packaged together with data products.

Public Switched Network--That portion of a LEC's network available to all users generally on a shared basis (i.e., not dedicated to a particular user).

Public Utility Commission--A state regulatory body, which regulates utilities, including telephone companies providing intrastate services. In some states this regulatory body may have a different name, such as public service commission.

RBOCs (Regional Bell Operating Companies)--The seven local telephone companies established by the MFJ. The RBOCs were prohibited from providing interLATA services and from manufacturing telecommunications equipment under the MFJ, but the Telecommunications Act of 1996 establishes procedures for lifting these restrictions.

Reciprocal Compensation--The compensation paid by a local carrier for termination of a local call on the network of a competing carrier which is obligated to pay a comparable charge to terminate traffic on the network of the first carrier. Reciprocal compensation is distinct from the one-way access charges by which the IXCs compensate LEC's for originating or terminating traffic.

Redundant Electronics--A telecommunications facility using two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

Remote Modules (or Remote Switching Modules)--Telephone switching units that are attached to a host switch (usually via DS1 lines) in a different geographic location. Remote modules provide the capability of offering switching functionality to areas that will not economically support a host switch.

Rights of Way--Rights of certain entities (usually utility, cable TV or telephone companies and local government agencies) to "pass over" or place facilities on, over, or underneath property. This includes the ability to place cable on poles, in conduit, and to bury cable underground.

Route Miles--The number of miles of the telecommunications path in which fiber optic cables are installed as it would appear on a network map.

Second and Third Tier Markets--Metropolitan markets in the United States with population bases ranging from 250,000 to two million.

Special Access Services--The lease of private, dedicated telecommunications lines or "circuits" along the network of a LEC or a CAP, which lines or circuits run to or from the IXC POPs. Examples of special access services are telecommunications lines running between POPs of a single IXC, from one IXC POP to the POP of another IXC or from an end user to its IXC POP. Special access services do not require the use of switches.

SONET (Synchronous Optical Network)--SONET is the electronics and network architecture, which enable transmission of voice, video and data (multimedia) at very high speeds. This state-of-the-art self-healing ring network offers advantages over older linear networks in that a cut line or equipment failure can be overcome by re-routing calls within the network. If the line is cut, the traffic is simply reversed and sent to its destination around the other side of the ring.

Switch--A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

Switched Access Transport Services--Transportation of switched traffic along dedicated lines between the LEC central offices and IXC POPs.

Switched Services--Services, which utilize a switch, as opposed to, dedicated services, which are non-switched. These services are the greatest source of revenue for carriers.

Switched Traffic--Telecommunications traffic along a switched network.

Virtual Collocation--Virtual collocation is an alternative to physical collocation in which the CAPs connect their equipment to the LECs facilities from a remote location and request that the LEC install the necessary electronics in its central office, which is then leased by the LEC to the CAP for charges, which are generally higher than the charges for physical collocation. However, the CAP avoids payment of the initial capital costs for the leased facilities, which the CAP must incur under physical collocation.

Voice Grade Equivalent Circuit--One DS-0. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth per second.

PART F/S
EMPIRE TELESYSTEMS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EMPIRE TELESYSTEMS, INC.

Consolidated Balance Sheets, March 30, 2002(Unaudited)............................ F-2
Consolidated Statements of Operations, March 30, 2001,2002,........................ F-3
Consolidated Statements of Stockholders' Equity, March 30, 2001,2002 (Unaudited).... F-4
Consolidated Statements of Cash Flows, March 30, 2001,2002 (Unaudited).............. F-5
Notes to Consolidated Financial Statements... F-6

EMPIRE TELESYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	MAR 30 2002 (UNAUDITED)
ASSETS:	
Current assets:	
Cash and cash equivalents	$ --
Other current assets	--
Due from affiliates--net	--
Total current assets	--
Investments	--
Property, plant and equipment--net	--
Other assets--net	--
Deferred income taxes--net	--
Total	$ --
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY):	
Current liabilities:	
Accounts payable	$ --
Due to affiliates--net	--
Other current liabilities	--
Total current liabilities	--
Note payable	--
Total liabilities	--
Commitments and contingencies (Note 6)	
Stockholders' equity (deficiency):	
Class A Common Stock, $0.01 par value, 3,500,000 shares authorized and 2,500,000 shares outstanding	25
Class B Common Stock, $0.01 par value, 1,500,000 shares authorized and 1,500,000 shares outstanding	15
Additional Paid in Capital	(40)
Accumulated Earnings	--
Total stockholders' equity	--
Total	$ --

See notes to consolidated financial statements.

EMPIRE TELESYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ending MAR 30 2001 (UNAUDITED)	Year Ending MAR 30 2002 (UNAUDITED)
Revenues	$ --	$ --
Operating expenses:		
Network operations	--	--
Selling	--	--
General Administrative	--	--
Depreciation and amortization	--	--
Total	--	--
Operating loss	--	--
Other income (expense):		
Gain on sale of investment	--	--
Interest income	--	--
Interest expense and fees	--	--
Development	--	--
Income/(Loss) before income taxes	--	--
Income tax benefit (expense)	--	--
Net (loss) income	$ --	$ --
Net (loss) income per weighted average share of common stock	$ --	$ --
Weighted average shares of common stock outstanding	4,000	4,000

See notes to consolidated financial statements.

EMPIRE TELESYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	CLASS A COMMON STOCK	CLASS B COMMON STOCK	LOANS TO STOCKHOLDERS	ACCUMULATED DEFICIT	STOCKHOLDERS' EQUITY (DEFICIENCY)
Balance, March 30, 2001	$25	$ 15	$ (40)	$ --	$ --
Net loss..............	25	15	(40)	--	--
Balance, March 30, 2002	$25	$ 15	$ (40)	$ --	$ --
Net loss..............	--	--	--	--	--

See notes to consolidated financial statements.

EMPIRE TELESYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Year Ending MAR 30,2001	Year Ending MAR 30,2002
Cash flows from operating activities:		
Net (loss) income............	$ --	$--
Adjustments to reconcile net (loss) income to net cash used in operating activities		
Depreciation...............	--	--
Amortization...............	--	--
Equity in net loss of joint ventures..................	--	--
Gain on sale of investment.	--	--
Changes in operating assets and liabilities:		
Accounts Receivable.....	--	--
Accounts payable.........	--	--
Other liabilities--net...	--	--
Net cash used in operating activities....................	--	--
Cash flows from investing activities:		
Expenditures for property, plant and equipment........	--	--
Proceeds from sale of investments................	--	--
Other Investments.............	--	--
Cash (used in) provided by investing activities..........	--	--
Cash flows from financing activities:		
Net Proceeds from debt.......	--	--
Proceeds from issuance of Class A Common Stock	--	--
Proceeds from issuance of Class B Common Stock	--	--
Loans to stockholders.......	--	
Borrowings on (repayment of) note payable.............	--	--
Advances from (to) related parties..................	--	--
Net cash provided by financing activities..................	--	--
Net (decrease) increase in cash and cash equivalents..........	--	--
Cash and cash equivalents beginning of period..........	--	--
Cash and cash equivalents end of period....................	$ --	$ --

See notes to consolidated financial statements.

FOR THE YEAR MARCH 30, 2002
(INFORMATION AS TO THE ALL YEARS IS UNAUDITED)
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(1)THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Empire Telesystems was formed and incorporated on September 15, 2000. The company has set its fiscal year end to be March 30th. The consolidated financial statements include the accounts of Empire Telesystems,Inc. 100% is owned by certain key Company officers.

The Company will provide telecommunications service. The Company's efforts will be directed primarily toward becoming an owner and manager of fiber optic lines, cabletelevision supplier, telecommunications supplier, and broadband internet service provider in selected small-sized cities and suburban/rural areas. The Company could partner with a local cable television or utility company; to provide service along the companies fiber facilities are located in the market areas, to build competitive access fiber optic networks. The Company would then operate the networks for a management fee. Each network will provide local special access, carrier-to-carrier, and point-to-point telecommunications services to major businesses and government customers. The Company's revenues are derived from residential telecommunication services.

Unaudited Interim Information

In the opinion of management, all adjustments, consisting of only normal recurring accruals necessary to present fairly the unaudited results of operations for the year 2001 has been included.

Cash and cash equivalents

Cash and cash equivalents generally consist of highly liquid instruments with an initial maturity date of three months or less.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Costs capitalized include amounts directly associated with network engineering, design and construction.

Provision for depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets beginning in the month the asset is available for use or is acquired.

The estimated useful lives of the Company's principal classes of property, plant and equipment are as follows:

Telecommunications networks	10-20 years
Network monitoring equipment	5-10 years
Other	3-10 years

FOR THE YEAR MARCH 30, 2002
(INFORMATION AS TO THE ALL YEARS IS UNAUDITED)
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(1)THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Revenue Recognition

The Company recognizes revenues in the month that the related services are provided. The Company recognizes revenue from telecommunications services in the month the related service is provided. Revenues on billings to customers for services in advance of providing such services are deferred and recognized when earned.

Income (Loss) Per Common Share

The computation of income (loss) per common share is based upon the weighted average number of common shares outstanding. All references in the accompanying consolidated financial statements to the number of shares of common stock have been retroactively restated to reflect the stock splits (See Note 5).

Income Taxes

Deferred income taxes are recognized for the tax effects of temporary differences between financial statement and income tax bases of assets and liabilities and for loss carryforwards for which income tax benefits are expected to be realized infuture years. A valuation allowance is established to reduce deferred tax assets to the net amount that management believes will more likely than not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Other Assets

Costs incurred in developing new networks or expanding existing networks, including network design, negotiating rights-of way and obtaining legal/regulatory authorizations are deferred and amortized over five years. Pre-operating costs represent certain nondevelopment costs incurred during the pre-operating phase of a newly constructed network and are amortized over five-year periods commencing with the start of operations.

Asset Impairments

The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

Financial Instruments

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. Concentration of credit risk with respect to accounts receivable is limited due to the dispersion of the Company's customer base among different entities and geographic areas.

(1)THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenuesand expenses during the reporting period. Actual results could differ from those estimates.

(2)PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	MARCH 30, 2002 (UNAUDITED)
Telecommunications networks	$ --
PBX/Television/ISP Equipment	--
Building and Real Property	--
BTCB (Back To Copper Box) Development	--
	--
Less accumulated depreciation	--
Total	$ --

(3)INVESTMENTS

The equity method of accounting is used to account for investments in joint ventures in which the Company owns less than a majority interest. Under this method, the Company's initial investment is recorded at cost and subsequently adjusted for the amount of its equity in the net income or losses of its joint ventures. Dividends or other distributions are recorded as a reduction of the Company's investment. Investments in joint ventures accounted for using the equity method reflect the Company's equity in their underlying net assets.

(4)FINANCING ARRANGEMENTS

The Company has a no unsecured credit arrangements prior to this offering.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(5)STOCKHOLDERS' EQUITY

The Class B Common Stock of the Company and certain key Company officers (the "Officers") is not subject to sale and transfer restriction provisions.

On September 15, 2000, such shareholder agreement was to grant the Officers certain registration rights regarding their Class B Common Stock of 10 votes per share; and, granting 1 vote per share to Class A common stock holders.

On September 15, 2000, the Board of Directors of the Company, consisting of the two key officers, approved charter amendments to (i) increase the Company's authorized shares from 0 shares of Common Stock to 3,500,000 shares of Class A Common Stock, (ii) authorize 1,500,000 shares of a second class of common stock (Class B Common Stock), and (iii) classify 3,500,000 authorized and outstanding shares of Common Stock as Class A Common Stock; and, 1,500,000 authorized and outstanding shares of Common Stock as Class B Common Stock.

Holders of the Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. In addition, each share of Class B Common Stock is automatically convertible into one share of Class A Common Stock. In the event a cash dividend is paid, the holders of the Class A Common Stock and the Class B Common Stock will be paid an equal amount. At that board meeting it was also agreed that the key officers will be compensated for their work thus far and for future work in acquiring first round financing in shares of Class B common shares times 1,500,000 shares, for both existing key officers (800,000 to Joseph P. Paoloni and 700,000 to Joseph Ruggiero) and in shares of Class A common shares times 2,500,000 shares, 1,250,000 shares each for both existing key officers. Total par value for the 4,000,000 shares are $40,000. These were recorded in account 'Additional Paid in Capital' as a negative entry. Subsequently, both key officers received 1,500,000 shares of Class B common stock and 2,500,000 of Class A common stock.

(6)COMMITMENTS AND CONTINGENCIES

The Company will rent office space, node space under leases with terms, which are generally less than one year, or under agreements that are generally cancelable on short notice. Total rental expenses under all operating leases aggregated at this point are unknown for the year 2003.

The more significant provisions of the Telecommunications Act and certain of its possible effects are as follows:

The Telecommunications Act removes legal barriers of entry in local telephone markets. This provision should enable the Company to provide a full range of services in any state while potentially increasing the level of competition the Company faces in all its markets.

The Telecommunications Act requires incumbent Local Exchange Company's ("LECs") to "interconnect" with competitors, which will provide access to certain networks under reasonable rates, terms and conditions. It is uncertain how effective these requirements will be or their impact on the Company until the FCC completes its rulemaking proceedings requiring the LECs to provide telephone number portability, dialing parity, reciprocal compensation, resale, access to rights-ofway and unbundling of network services.

The Telecommunications Act establishes procedures for LEC and Bell Operating Company ("BOC") entry into new markets, including long distance and cable television service.

(6) COMMITMENTS AND CONTINGENCIES, CONTINUED

The Telecommunications Act eliminates the requirement that LECs obtain FCC authorization before constructing new facilities for interstate services and limits the FCC's ability to review LEC tariff filings. The changes will increase the speed with which the LECs are able to introduce new service offerings and new pricing of existing services, thereby increasing the LEC's ability to compete with the Company.

The Telecommunications Act requires the FCC to establish an explicit mechanism for subsidizing service to markets that are less desirable, either because of the high cost of providing service or the limited revenues that might be available. This could be advantageous to the Company or it could be beneficial to the Company's competitors depending on the geographic areas and the type of customers for which subsidies are available.

The FCC released its First Report and Order and Further Notice of Proposed Rulemaking promulgating rules and regulations to implement Congress' statutory directive concerning number portability (the "Number Portability Order"). The FCC ordered all LECs to begin phased development of a long-term service provider portability method in the 100 largest Metropolitan Statistical Areas ("MSAs"), and to complete deployment in those MSAs. Number portability must be provided in those areas by all LECs to all requesting telecommunications carriers. As new carriers are at a competitive disadvantage without telephone number portability, the Company believes the Number Portability Order should enhance the Company's ability to offer service in competition with the incumbent LECs, but it is uncertain how effective these regulations will be in promoting number portability.

The FCC released its First Report and Order and Second Report and Order and Memorandum Opinion and Order promulgating rules and regulations to implement Congress' statutory directive concerning the interconnection of CLEC and incumbent LEC networks and incumbent LEC pricing of unbundled elements (the "Local Competition Orders"). The Local Competition Orders adopt a national framework for interconnection but leaves to the individual states the task of implementing the FCC's rules. Because implementation of the Local Competition Orders will be at the state level, it is uncertain how these new requirements will affect the Company. The Local Competition Orders indicate that the FCC intends to take up access charge reform.

To the extent that the Local Competition Orders reduce the ability of incumbent LECs to impose non-cost-based access charges on IXCs, the Company's competitive advantage in providing customers with access services will decrease. However, to the extent that CLECs are able to interconnect with incumbent LEC networks on favorable terms, the Company believes its ability to provide competitive local exchange services will increase.

(7)RELATED PARTY TRANSACTIONS

There are no transactions with related parties included in the Company's consolidated financial statements.

(8)INCOME TAXES

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss carryforwards.

At this point there are no temporary differences and carryforwards that give rise to deferred tax assets and liabilities.

PART II
EXHIBITS
EMPIRE TELESYSTEMS, INC.
INDEX TO EXHIBITS

EMPIRE TELESYSTEMS, INC.

Subscription Agreement.. E-2
Charter and By-laws..................................... .... E-3
Instruments defining the rights of security holders........................... E-4
Escrow Agreement.. E-5
Material Contracts.. E-6
Employment Agreements... E-7
Consents Experts.. E-8
States with an accredited investor exemption.................................... E-9

EMPIRE TELESYSTEMS, INC.
EXHIBITS
SUBSCRIPTION AGREEMENT

The minimum number of shares that may be purchased by an individual is 1,000 shares. There will be an escrow of proceeds until the maximum is reached or the entire offering is sold. If the maximum is not reached within the prescribed time frame, all funds will be released from the escrow account and promptly returned to the investor without interest. The length of the offering will continue to a date 12 months from qualification. The offering period may be extended for an addition 60 days. Investors will be informed of any extension by registered letter.

Joe Ruggiero and Joe Paoloni will offer securities on behalf of the Company and will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. See "Exemption From BrokerDealer". The CEO and COO through Empire Telesystems, retains the rights, in its sole discretion, to accept or reject any Subscriber as an investor. Should a secondary market for theses shares develop; the investor cannot resell shares to residents of states where shares have NOT been registered. As shares are registered for sale in other states; investors will be apprised and modify this document by way of sticker or amendment.

The investor, by virtue of his or her signature below, indicates that he or she has read and understands all aspects of the filed Form 1-A and fully willing to accept the Risks as outlined in Empire Telesystems' Form 1-A under the section "Risk Factors", for their investment in Empire Telesystems Inc. per their Form 1-A offering. The investor's signature also releases Empire Telesystems Inc. of all liabilities.

I. SUBSCRIBER'S NAME AND RESIDENCE

Name(s)____
Address____
City______________________ State______ Zip Code______

Social Security Number____________ Telephone Number____________

II. SUBSCRIPTION

I wish to subscribe for one (1) thousand shares of Empire Telesystems Class A Stock.

III. OWNERSHIP TYPE. Check one box only.

[ ] Individual Ownership
[ ] Trust (Trust Signature(s) required)
[ ] Other____

IV. SUBSCRIPTION PRICE - $5.00 per Unit

One Thousand (1,000) units subscribed for times $5.00 = $5,000

A CHECK PAYABLE TO THE ORDER OF EMPIRE TELESYSTEMS, INC. IN THE AMOUNT SPECIFIED ABOVE MUST BE RECEIVED BY EMPIRE TELESYSTEMS, INC. TOGETHER WITH THIS AGREEMENT.

V. INVESTMENT REPRESENTAIONS AND WARRANTIES

The undersigned Subscriber, by executing this form, makes the following representations and warranties:

A. Authority, Address. This Agreement has been duly executed and delivered by the Subscriber. The residence address of the Subscriber is correctly stated in Section I hereof.

B. Purchase Entirely for Own Account. This Agreement is made with the Subscriber in reliance upon the representation to Empire Telesystems, Inc. which by execution by the Subscriber of this Agreement the Subscriber hereby confirms, that the membership interest to be received by the Subscriber will be acquired for investment for the account of the Subscriber, and not as a nominee or agent and not with a view to the resale or distribution of any part thereof.

C. Disclosure of Information. The Subscriber has been furnished with or has had access to such information as an investor would customarily require to evaluate the merits and risks of the proposed investment together with such additional information as is necessary to verify the accuracy of the information supplied. The Subscriber further represents that he/she has had an opportunity to ask such questions of the management of Empire Telesystems, prospective employees and representatives of Empire Telesystems, Inc., as the Subscriber has deemed necessary or desirable. The Subscriber further represents that he/she has been solely responsible for their own due diligence investigation of Empire Telesystems, Inc. and its proposed management and business, for their own analysis of the merits and risks of this investment and for their own analysis of the terms of the investment; that in taking any action or performing any role relative to the arranging of the proposed investment, he/she has acted solely in their own interest, and that neither the Subscriber nor any of his/her agents or employees has acted as an agent, employee, partner of fiduciary of any other investors, or as an agent of Empire Telesystems, Inc., or as an issuer, underwriter, broker, dealer or investment advisor relative to this investment.

D. Miscellaneous

1. All pronouns and any variations thereof used herein shall be deemed to refer to masculine, feminine, impersonal, singular or plural, as the identity of the person or persons may require.
2. This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of New York, and shall be binding upon the Subscriber, the Subscriber's heirs, estate, legal representatives, successors and assigns and shall inure to the benefit of Empire Telesystems, Inc., its successors and assigns. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable stature or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any provision hereof.
3. Except as set forth herein, neither this Subscription Agreement nor any provision hereof shall be waived, modified, changed, discharged, terminated, revoked or cancelled except by an instrument in writing signed by the party effecting the same against whom any change, discharge or termination is sought.
4. Failure of Empire Telesystems, Inc. to exercise any right or remedy under this Subscription Agreement or any other agreement between Empire Telesystems, Inc. and the Subscriber, or otherwise, or delay by Empire Telesystems, Inc. in exercising such right or remedy, will not operate as a waiver thereof. No waiver by Empire Telesystems, Inc. will be effective unless and until it is in writing and signed by Empire Telesystems, Inc.
5. Subscribers are not to construe the contents of any communication from Empire Telesystems, Inc. as legal, investment, or business advice. Each prospective Subscriber is to consult his own counsel as to legal, investment, and related matters concerning his investment.

SUBSCRIPTION AGREEMENT

Executed at (location)____on the__________day of

The undersigned declares under penalty of perjury that information supplied above is true and correct and may be relied upon by Empire Telesystems, Inc. in connection with my investment in Empire Telesystems, Inc.

Subscriber Signature(s)
INDIVIDUALS:

____
Signature

____
Additional Subscriber Signature (i.e., joint tenant)

ENTITIES:

____
Print Name of Entity

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filed Form 1-A and authorizes this Escrow Agreement to be signed in its behalf by the undersigned and to be signed by the investor in his or her behalf.

EMPIRE TELESYSTEMS, INC.

________________________________ Date ____________

By: JOSEPH P. PAOLONI

Joseph P. Paoloni, Chief Executive Officer, Issuer, Chief Financial Officer

________________________________ Date ____________

By: JOSEPH RUGGIERO

Joseph Ruggiero, President, Chief Operating Officer

ETPH CORPORATE BY-LAWS
June 2002

Article I. Name

The name of the corporation shall be Empire Telesystems, Inc.

Article II. Purposes

The corporation is organized and shall be operated exclusively for providing for telecommunication needs, i.e. television, telephone and Internet.

Article III. Program

The program of the corporation aims to make manifest and put into action the corporation's purpose as stated in Article II of these by-laws. The areas of activity listed below, and others appropriate to the Association, may be developed by the ETPH Assembly.

(a) Television;

(b) Research

(c) Telephone,

(d) Computers.

(e) Internet Service

These activities shall be carried out by the ETPH Employees or Contract Labor, acting through its Board of Directors (hereinafter known as the Governing Council).

Article IV. Prohibited Activities.

No part of the net earnings of the corporation shall inure to the benefit of or be distributable to the directors or officers of the corporation, except that the corporation shall have the authority to pay reasonable compensation for services actually rendered to or for the corporation. No substantial part of the activities of the corporation shall consist of carrying on propaganda, or otherwise attempting to influence legislation, and the corporation shall not participate in, or otherwise intervene in (including the publication or distribution of statements), any political campaign on behalf of or in opposition to candidates for public office.

Article V. Offices

The principal office of the corporation shall be located at such address as the Governing Council shall designate. If the principal office is located outside of the State of New York, the Governing Council shall meet once a year within the state as stipulated by New York law.

Article VI. Membership

A. Qualification. Any person or group involved in feminist teaching, learning, research, administration and/or activism shall be eligible for membership upon application and payment of dues, unless payment of dues is waived by the Governing Council.

B. Classes. There shall be two classes of membership: individual and group.

1. Individual. Individual members shall be learners, practitioners, and other persons who support the purposes of the

corporation.

2. Group. Group members shall be academic or community based programs, institutions, projects, groups and organizations, which support the purposes and programs of the corporation. Member groups are required to have some form of policy-making body or advisory board. For voting purposes, one individual should be designated to represent the group in all ETPH elections.

C. Term of Membership. The term of individual or group membership shall be one year renewable at the end of the term provided the member continues to qualify for membership and has paid annual dues.

D. Resignation. A member may resign at any time provided said resignation is in writing, addressed to the Governing Council. A resignation is effective upon receipt by the corporation.

E. Meetings

1. General Conference/Convention

Meetings of the members may take place either within or without the State of Maryland. National conferences/conventions may be convened annually by the Governing Council.

The purpose of the national conference/ convention shall be twofold: 1) to serve as an educational and inspirational force in and of itself; 2) to determine the general lines of policy for ETPH and its programs by meeting in assembly.

Meetings of the ETPH Assembly must be held at the national conference/convention. Meetings of the Governing Council may be held at the conference/convention or separately from it.

The standing Conference Committee shall plan the agenda and program of the national conference/convention.

The President shall chair the ETPH Assembly, and shall present for approval the President Elect's proposed Rules of Order as the first item of business.

The national conference/convention shall be open to all, subject to their registration and appropriate credentialing. Programmatic participation shall be limited to individual and group members of record of the year of the convention, with the exception of guest speakers invited by the Conference Committee. Participation and voting in the ETPH Assembly shall be restricted to those who are individual members of record or designated group representatives sixty days prior to the opening of the national conference/convention. Voting by proxy is expressly disallowed, and no individual shall have more than one vote in the ETPH Assembly.

2. Regular Meetings. It is presumed that the ETPH Assembly shall meet annually. In the absence of a national conference/ convention, the Governing Council shall oversee the affairs of the organization. In important matters of policy, which arise between meetings of the ETPH Assembly, the Governing Council may call for a referendum. Ballots for such a referendum shall be mailed to those who are individual members of record or designated group representatives sixty days prior to the mailing of the ballot.

F. Notice. Written or printed notice stating the place, day, and hour of the ETPH Assembly shall be delivered not less than three days and not more than six months before the date of the meeting, by mail, or by publication.

G. Quorum. Those members who are eligible to vote and who are present and voting, but not fewer than thirty, shall constitute a quorum for the purpose of voting in the ETPH Assembly. In the absence of a quorum, a mail ballot may be proposed for the purpose of reaching decisions critical to the conduct of the organization, and must be approved by the Governing Council. In the case of a mail ballot of the membership, no quorum rule shall be in effect.

H. Vote. A sixty percent majority of votes entitled to be cast shall carry a motion in the ETPH Assembly. A simple majority of ballots cast shall carry a motion in matters referred to the membership by mail ballot, with the exception of elections to office.

I. General Elections. Elections shall be held annually to fill vacant positions on the Governing Council and among Chairs of the Caucuses and Regions. Elections shall be conducted by the Elections Committee. Ballots shall be mailed to all individual members of record and designated group representatives 60 days before the mailing of the ballots. They shall be addressed to the member at the address that appears on the membership rolls of the corporation. The deadline for the return of mail ballots in general elections shall be no more than 60 days and no less than 30 days from the date of their mailing.

Nomination and elections as determined by and limited to Caucus/Region members and may be conducted concurrently with the national election.

Article VII. Governing Council

The affairs of the corporation shall be managed by the Governing Council in keeping with the policies set by the ETPH Corporation.

A. Number and Qualifications. The number of Governing Council members may vary from time to time at the discretion of the ETPH Corporation but shall never be fewer than 2. All Council members shall be members of the corporation in good standing. The governing Council presently comprises the following members:

1. The officers of the corporation: President, President-Elect, Secretary, and Treasurer.

2. Three at-large members elected by the membership at large.

3. Standing Committee Chairs elected by the membership at-large.

A. Terms. The President and CEO shall serve five-year terms.

B Vacancies. Vacancies in the Governing Council shall be filled until the next election by a majority vote of the remaining members.

E. Removal; Resignation.

1. Removal of Elected Council Members. Council members elected by the Constituency Council may be removed for cause by a vote of three-fourths (3/4) of the Governing Council. Council members elected by the general membership may be removed for cause by a vote of three-fourths (3/4) of the Governing Council. A Council member removed for cause shall be given written notification of the charges before removal action is taken and shall be allowed an opportunity to defend against specific allegations. A Council member removed for cause may appeal to the Conflict Resolution Committee (through the Chair of Ethics and Equity Committee.), which shall make the final determination after appropriate investigation of the case.

2. Removal of Appointed Council Members. Council members appointed by the Governing Council may be removed for cause by a vote of three-fourths (3/4) of the Governing Council. A Council member removed for cause shall be given written notification of the charges before removal action is taken and shall be allowed to defend against specific allegations. A Council member removed for cause may appeal to the Conflict Resolution Committee (through the Chair of Ethics and Equity Committee.), which shall make the final determination after appropriate investigation of the case.

3. Resignation. A Council member may resign at any time by giving written notice to the Governing Council. Resignation shall be effective upon delivery to the President.

E. Place of Meeting. The Governing Council may hold meetings within or without the State of New York.

F. Meetings.

1. Annual Meetings. The Governing Council shall meet at least once a year.

2. Special Meetings. Special meetings of the Governing Council may be calledby a simple majority of the Council members. Notice for special meetings shall indicate the purpose or purposes for which the meeting is called and may be made according to the requirements in paragraph F(3) below or may be made by telephone no less than seven days before the meeting.

3. Notice. Written or printed notice stating the place, day and hour of meetings of the Governing Council shall be delivered not less than ten days and not more than fifty days before the date of the meeting, by mail, at the direction of the CEO.

Such notice shall be deemed to have been delivered when deposited in the U.S. mail, addressed to the director at the address that appears on the membership rolls.

G. Quorum. A simple majority of the Council members shall constitute a quorum for the conduct of business.

An affirmative vote of a simple majority of the directors shall carry a motion unless the directors present decide, by a majority vote before the vote is taken, that a higher or lower percentage shall be required.

H. Action by Consent. Any action required or permitted to be taken at any meeting of the Governing Council may be taken without a meeting if a written consent to such action is signed by all members of the Council.

I. Proxies. Directors must vote in person and may not vote by proxy.

Article VIII. Committees.

A. Executive Committee. The Governing Council by resolution adopted by majority of the Council may appoint an Executive Committee consisting of at least the four officers who shall exercise such powers and functions of the Governing Council as provided in the resolution.

B. Standing Committees. The following Standing Committees are provided for in the Constitution:

1. Administration and Development Program
2. Communications
3. Conference Program
4. Continuing Education
5. Elections
6. Ethics and Equity
7. Finance and Development
8. Membership Development
9. Personnel

The chairs or co-chairs of the Standing Committees shall be elected by the general membership, and shall serve terms of three years, with exceptions as deemed necessary by the Elections Committee constituting the ballot and with the exception of the chairs of Communication and Finance. Candidates for chairs shall meet criteria of continuous active membership, committee or other comparable experience, and appropriate skills as defined by the Elections Committee. All candidates must be individual members of record 60 days before the elections. Additional Standing Committees may be established as necessary by the ETPH Assembly.

C. Advisory Boards. Advisory Boards may be formed whose conduct of business is independent, but in accord with the policies of ETPH. They shall devise their own rules of order, but the Governing Council may make suggestions to them, and they may make suggestions to the Governing Council or the ETPH Assembly. The following Advisory Boards are specifically recognized by the Constitution:

1. ETPH Advisory Board

D. ETPH Conflict Resolution Committee.

There shall be a Conflict Resolution Committee established to resolve disputes brought to it from any part of ETPH, including employees of the Association. The committee shall consist of an odd number of members totaling seven (7). Candidates for this committee must be individual members of record 60 days prior to elections. Committee members shall serve for two years. Contact with the Conflict Resolution Committee is through the Chair of the Ethics and Equity Committee. The Conflict Resolution Committee serves as a final arbiter of all disputes within the Association.

Article IX. Notices.

A. Form; Delivery. Whenever under the provisions of law, the Articles of Incorporation, or these By-Laws, notice is required to be given to any members, such notice may be given in writing, or in the case of members having signed a waiver, may be given personally or by telephone. If by mail, it shall be addressed to such member at the postoffice address that appears on the records of the corporation. Such notice shall be deemed to be given at the time it is deposited in the United States mail.

B. Waiver. Whenever any notice is required to be given under the provisions of law, the Articles of Incorporation, or these By-Laws, a written waiver thereof, signed by the person or persons entitled to said notice and filed with the records of the meeting, whether before or after the time stated therein, shall be deemed to be the equivalent ofsuch notice. In addition, any member who attends a meeting of the members in person, without protesting at the commencement of the meeting the lack of notice thereof, or any Council member who attends a meeting of the Governing Council, without protesting at the commencement of the meeting, such lack of notice shall be conclusively deemed to have waived notice of such meeting.

Article X. Officers.

A. Duties.

1. CEO. The CEO of the Corporation shall convene and chair the Governing Council. The CEO shall serve as ETPH spokesperson, shall convene all conferences, act as liaison to other national telecommunications associations. The CEO also conducts the business and affairs of the corporation. In the Event of a tie in any vote taken the CEO has the ability to break that tie as the tiebreaker.

2. President. The President shall assume the CEO in the absence of the CEO, share in some responsibilities of the CEO determined by the CEO, and assume major responsibility for working with and representing the Constituency Council.

3. Secretary. The Secretary shall be responsible for seeing that notice is given of all meetings of the ETPH Assembly, Governing Council, and Executive Committee, and that minutes of such meetings are kept. The Secretary shall chair the Communications Committee and perform such other duties as are usual to this office.

4. CFO. The CFO shall be responsible for all transactions pertaining to the organization's finances including purchasing. The CFO shall chair the Finance and Development Committee, make reports to the ETPH Assembly and Governing Council at least annually, and perform such duties as are usual to this office. The CFO may delegate specific duties to a Treasurer, Controller or Assistant Treasurer, but shall bear ultimate responsibility for the corporation's financial record keeping and reports and financial decisions. The CFO will also be responsible for all aspects of purchasing, customer service, pricing, and strategic development.

5. COO. The COO shall be responsible for activities related to operations, excluding purchasing, which is the responsibility of the CFO for maintaining the proper checks and balances. The COO will also be responsible for research, production, maintenance, repairs, programming, and all other activities related to maintaining smooth operations of the companies services.

B. Qualifications. Candidates for office shall meet criteria of continuous active membership, committee or other comparable experience, and appropriate skills as defined by the Elections Committee.

C. Elections. Officers shall be elected by the membership at large in general elections every even year, i.e. 2004, 2006, etc. Ballots shall be distributed to all individual members of record within sixty days of the mailing in accordance with the rules delineated in VI(I).

D. Removal. An officer may be removed for cause by a three-fourths (3/4) vote of the Governing Council. An officer removed for cause shall be given written notification of the charges before removal action is taken and shall be allowed an opportunity to defend against specific allegations. An officer removed for cause may appeal to the Conflict Resolution Committee, which shall make a final determination after appropriate investigation of the case.

E. Resignation. An officer may resign at any time by delivering written resignation to the CEO.

F. Vacancies. The Governing Council may appoint new officers to fill vacancies for unexpired terms until the next meeting.

Article XI. Corporate Funds.

A. Deposit of Funds. All funds of the corporation shall be deposited in appropriate vehicles as the CFO may designate from time to time.

B. Checks, etc. All checks, drafts, notes and evidence of indebtedness of the corporation shall be signed by the CFO or one other officer of the corporation as designated by the CFO. The CFO shall be empowered to authorize a third signer who has served in that capacity for at least one year. Loans, checks, and stock certificates are approved by the CFO.

Article XII. Compensation, Contracts.

A. Compensation. Any member, director, or officer of the corporation is authorized to receive reasonable compensation from the corporation for services rendered to the corporation when authorized by the Governing Council. No member or Council member may receive compensation merely for acting as a member or Council member. Council members may be reimbursed for expenses incurred to attend meetings of the Governing Council when authorized by the Council.

B. Contracts. No member, Council member, or officer of the corporation shall be interested, directly or indirectly, in any contract relating to the operations conducted by it, nor in any contract for furnishing services or supplies to it, nor unless such contract shall be authorized by the Governing Council and unless the fact of such interest shall be known or disclosed to the Council at the meeting at which such contract is authorized. All approvals of contracts are authorized by the governing council. Inspection of the corporate books will be done annually by independent auditors beginning after the completion of the Form 1-A offering.

Article XIII. Fiscal Year.

The fiscal year of the corporation shall commence on April 1st and terminate on March 30.

Article XIV. Amendments.

Amendments to these By-Laws may be submitted in writing to the ETPH Assembly by any voting member and must be passed by two-thirds of the voting members present.

Alternatively, amendments to these By-Laws may be submitted in writing to the Governing Council. The Governing Council shall send, by United States mail, a copy of the amendment and a ballot for approval or disapproval to all members of record sixty days before the mailing, in accord with the rules for general elections delineated in VI(I). An amendment so submitted must be passed by two-thirds (2/3) of the ballots returned by the voting members.

EXHIBITS

INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

No instruments defining rights of holders of debt securities are included as exhibits because each authorized issue of equity securities will be less than 10% of total assets after the completion of this offering. The Company agrees to furnish a copy of any such instrument upon request.

EMPIRE TELESYSTEMS, INC.
EXHIBITS
ESCROW AGREEMENT

The minimum number of shares that may be purchased by an individual is 1,000 shares. There will be an escrow of proceeds until the maximum is reached or the entire offering is sold. If the maximum is not reached within the prescribed time frame, all funds will be released from the escrow account and promptly returned to the investor without interest. The length of the offering will continue to a date 12 months from qualification. The offering period may be extended for an addition 60 days. Investors will be informed of any extension by registered letter. There will NOT be an escrow agent, as all funds will be held in a savings account at The Bank of New York Escrow Account number 6873627792 of Empire Telesystems with Joseph P. Paoloni, the CFO, responsible with sole signing power.

Joe Ruggiero and Joe Paoloni will offer securities on behalf of the Company and will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. See "Exemption From Broker-Dealer".

The investor, by virtue of his or her signature below, indicates that he or she has read and understands all aspects of the filed Form 1-A and fully willing to accept the Risks as outlined in Empire Telesystems' Form 1-A under the section "Risk Factors", for their investment in Empire Telesystems Inc. per their Form 1-A offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filed Form 1-A and authorizes this Escrow Agreement to be signed in its behalf by the undersigned and to be signed by the investor in his or her behalf.

______________________________ Date ____________

By: INVESTOR

EMPIRE TELESYSTEMS, INC.

______________________________ Date ____________

By: JOSEPH P. PAOLONI

Joseph P. Paoloni, Chief Executive Officer, Issuer, Chief Financial Officer

______________________________ Date ____________

By: JOSEPH RUGGIERO

Joseph Ruggiero, President, Chief Operating Officer

EMPIRE TELESYSTEMS, INC.
EXHIBITS
MATERIAL CONTRACTS

To the date of this filing there have been no "Material Contracts" executed.

E-6

EMPIRE TELESYSTEMS, INC.
EXHIBITS
EMPLOYMENT AGREEMENTS

To the date of this filing there have been no "Employment Agreements" executed.

E-7

EMPIRE TELESYSTEMS, INC.
EXHIBITS
CONSENTS EXPERTS

The financial statements as of December 31, 2001 included in this prospectus were NOT audited by an independent auditor or subject to an independent audit and the financial statements of the company have been prepared by management without audit.

E-8

EMPIRE TELESYSTEMS, INC.
EXHIBITS
STATES WITH AN ACCREDITED INVESTOR EXEMPTION
[as of March 27, 2000]

ALABAMA (state variation)
ARIZONA (state variation)
ARKANSAS (MAIE)
CALIFORNIA (state variation)
COLORADO (MAIE)
CONNECTICUT (MAIE)
DISTRICT OF COLUMBIA (Federal law applies)
DELAWARE (MAIE)
HAWAII (MAIE)
ILLINOIS (state variation)
INDIANA (MAIE)
IOWA (state variation)
KANSAS (MAIE)
KENTUCKY (MAIE)
MAINE (MAIE)
MARYLAND (MAIE)
MASSACHUSETTS (state variation)
MICHIGAN (state variation; full Form U-7 required)
MINNESOTA (state variation; available for Minnesota companies only)
MISSOURI (state variation)
NEBRASKA (state variation)
NEVADA (MAIE)
NEW HAMPSHIRE (state variation)
NEW JERSEY (MAIE)
NEW MEXICO (MAIE)
NORTH DAKOTA (MAIE)
OHIO (state variation)
OKLAHOMA (MAIE)
PENNSYLVANIA (state variation)
PUERTO RICO (MAIE)
RHODE ISLAND (MAIE)
SOUTH CAROLINA (state variation)
SOUTH DAKOTA (MAIE)
TEXAS (state variation)
UTAH (MAIE)
VIRGINIA (MAIE)
WASHINGTON (MAIE)
WEST VIRGINIA (MAIE)
WISCONSIN (state variation)
WYOMING (MAIE)

* Bold type indicates intent to sell and qualify using MAIE.

PART III

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an estimate of expenses, which will be incurred in connection with the development of Empire Telesystems, Inc.

	Per Network (500 units)		
	(AMOUNTS IN THOUSANDS)		% of Total
Satellite Equipment....	$1,350	(a)	27%
Modems/BTCB/Research...............	1,000	(b)	20
PBX..	1,000	(c)	20
Fiber.............................	902	(d)	18
Salaries..........................	250		3
Office and Facility Expenses........	248		7
Underwriting/Reg A/Business Plan Exp	250	(e)	5
Total............................	$5,000		100%

(a) Includes all equipment needed to deliver cable television.
(b) Includes all equipment needed to deliver Internet Service and development for the Back-to-Copper Box.
(c) Includes all equipment needed to deliver Telephone service.
(d) Includes all costs related to providing dark fiber to the first set of 500 units.
(e) Includes all costs related to Underwriting, filing with the SEC for qualification and preparing material and legal advice for completing the offering. This is payable to Joseph P. Paoloni for his 4 years of work and research on this offering. This was calculated based on 5% of this $5.0 MM offering and is in line with the going rate that is charged for such services elsewhere. It is based on the successful completion of this offering and paid out to Mr. Paoloni over a period of time as he sees fit.

ITEM 2. INDEMNIFICATION OF DIRECTORS AND OFFICERS

New York Corporation Law provides in general that a corporation may indemnify its directors, officers, employees or agents against expenditures (including judgments, fines, amounts paid in settlement and attorneys' fees) made by them in connection with certain lawsuits to which they may be made parties by reason of their being directors, officers, employees or agents and shall so indemnify such persons against expenses (including attorneys' fees) if they have been successful on the merits or otherwise. The bylaws of Empire provide for indemnification of the officers and directors of Empire to the full extent permissible under New York law.

Empire's Certificate of Incorporation also provides, pursuant to the appropriate Section of the New York General Corporation Law, that directors of Empire shall not be personally liable to Empire or its stockholders for monetary damages for breach of fiduciary duty as a director for acts or omissions, provided that directors shall nonetheless be liable for breaches of the duty of loyalty, bad faith, intentional misconduct, knowing violations of law, unlawful distributions to stockholders, or transactions from which a director derived an improper personal benefit.

ITEM 3. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes to provide to the Ruggiero and Paoloni at the closing, certificates in such denominations and registered in such names as required to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offeredtherein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and authorized this Registration Statement to be signed on its behalf by the undersigned, in the Town of Wappinger, State of New York, on July 22, 2002.

EMPIRE TELESYSTEMS, INC.

[signature] Date 7/22/02

By: JOSEPH P. PAOLONI

Joseph P. Paoloni, Chief Executive Officer, Issuer, Chief Financial Officer

[signature] Date 7/22/02

By: JOSEPH RUGGIERO

Joseph Ruggiero, President, Chief Operating Officer